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________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                        NATIONAL PROPANE PARTNERS, L.P.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                        NATIONAL PROPANE PARTNERS, L.P.
                       (NAME OF PERSON FILING STATEMENT)

                            ------------------------

              COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                  637250 10 1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                              RONALD R. ROMINIECKI
                     PRESIDENT AND CHIEF OPERATING OFFICER
                        NATIONAL PROPANE PARTNERS, L.P.
                             SUITE 1700, IES TOWER
                              200 FIRST STREET SE
                            CEDAR RAPIDS, IOWA 52401

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

                            ------------------------

                                WITH A COPY TO:

               MICHAEL ROSENWASSER, ESQ.                                 FREDERICK W. KANNER, ESQ.
                 ANDREWS & KURTH L.L.P.                                     DEWEY BALLANTINE LLP
                    805 THIRD AVENUE                                    1301 AVENUE OF THE AMERICAS
                NEW YORK, NEW YORK 10022                                  NEW YORK, NEW YORK 10019
                     (212) 850-2800                                            (212) 259-8000

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ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is National Propane Partners, L.P., a Delaware limited partnership (the 'National MLP'), and the address of the principal executive offices of the National MLP is Suite 1700, IES Tower, 200 First Street SE, Cedar Rapids, Iowa 52401. The title of the class of equity securities to which this statement relates is the common units representing limited partner interests of the National MLP (the 'National Common Units').

ITEM 2. TENDER OFFER OF THE BIDDER

     This statement relates to the cash tender offer (the 'Offer') disclosed in the Tender Offer Statement on Schedule 14D-1, dated April 9, 1999 (the 'Schedule 14D-1'), the Offer to Purchase filed as Exhibit (a)(1) thereto (the 'Offer to Purchase') and the related letter of transmittal filed as Exhibit (a)(2) thereto, filed by Columbia Propane, L.P., a Delaware limited partnership (the 'Purchaser'), CP Holdings, Inc., a Delaware corporation and the managing general partner of the Purchaser (the 'Purchaser General Partner'), Columbia Propane Corporation, a Delaware corporation and parent company of Purchaser General Partner ('Purchaser Holdings') and Columbia Energy Group, the parent company of Purchaser Holdings. The Offer relates to the purchase by the Purchaser of all of the outstanding National Common Units at a price of $12.00 per National Common Unit, net to the seller in cash without interest thereon (the 'Offer Consideration'), upon the terms and conditions set forth therein. The Offer is being made by the Purchaser pursuant to the purchase agreement dated as of April 5, 1999 (the 'Purchase Agreement') by and among the Purchaser, Purchaser General Partner, Purchaser Holdings, the National MLP, National Propane Corporation, the managing general partner of the National MLP (the 'National MGP'), National Propane SGP, Inc., the special general partner of the National MLP (the 'National SGP' and, together with the National MGP, the 'General Partners'), and Triarc Companies, Inc. ('Triarc'), a copy of which is filed as Exhibit 1 hereto and incorporated herein by reference.

     The Offer is the first step of a two-step cash transaction. In the second step, subject to the terms and conditions of the Purchase Agreement, Purchaser Holdings would indirectly acquire the general partner interests and subordinated unit interests of the National MLP from subsidiaries of Triarc and the National MLP would merge (the 'Merger') into the Purchaser.

     As part of the second step, any remaining holders of National Common Units would receive, in cash, the same per unit price as that paid to holders who tender their National Common Units pursuant to the Offer. Triarc would receive $17.9 million for its acquired interests in the National MLP, composed of $2.1 million in cash and $15.8 million payable in the form of the forgiveness of indebtedness owed by Triarc to National Propane, L.P., a Delaware limited partnership (the 'National OLP'), all of the limited partner interests of which are owned by the National MLP. Simultaneously, and as a condition of the closing, Triarc will prepay $14.9 million of such indebtedness. Following the closing, Triarc, through the National MGP, would retain a 1.0% limited partner interest in the Purchaser.

     The Schedule 14D-1 states that the address of the principal executive offices of the Purchaser, Purchaser General Partner and Purchaser Holdings is 9200 Arboretum Parkway, Suite 140, Richmond, Virginia 23235, and that the address of the principal executive offices of Columbia Energy Group is 13880 Dulles Corner Lane, Herndon, Virginia 20171. A copy of the joint press release issued by Purchaser Holdings and the National MLP on April 5, 1999 is filed as
Exhibit 2 hereto and incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and business address of the National MLP, which is the entity filing this statement, are set forth in Item 1 above.

     (b) Except as described or referred to below, there exists on the date hereof no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the National MLP or its affiliates and (i) the National MLP, its affiliates or the executive officers or directors

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of the National MGP, or (ii) Purchaser, Purchaser General Partner, Purchaser
Holdings and Columbia Energy Group or any of their executive officers, directors or affiliates.

The Purchase Agreement. The following is a summary of the Purchase Agreement, which summary is qualified in its entirety by reference to the Purchase Agreement, a copy of which is filed as Exhibit 1 hereto and incorporated herein by reference.

     Agreements to Purchase Acquired Interests; The Merger. On the terms and subject to the conditions of the Purchase Agreement, the Purchaser, in addition to making the Offer, has agreed to acquire, directly or indirectly as more fully described below, (i) 100% of the outstanding subordinated units representing subordinated general partner interests in the National MLP (the 'National Subordinated Units'), (ii) 100% of the unsubordinated general partner interests in the National MLP and 100% of the incentive distribution rights representing general partner interests in the National MLP, (iii) 100% of the unsubordinated general partner interests in the National OLP, and (iv) substantially all of the limited partner interests (all of which are referred to herein as the 'National OLP Interests') in the National OLP (collectively, the items in clauses (i) through (iv) above and the National Common Units are referred to as the 'Acquired Interests'). The Purchase Agreement further provides that following the satisfaction or waiver of the conditions described below under 'Conditions to the Merger,' the National MLP will be merged with and into the Purchaser, and each then outstanding National Common Unit (other than National Common Units owned by the Purchaser or any affiliate of the Purchaser), will be converted into the right to receive an amount in cash equal to the Offer Consideration.

     The Purchase Agreement provides that, if the Offer is consummated, Triarc will unconditionally and irrevocably pay $14,883,720 to the National OLP under the promissory note in the original principal amount of $40.7 million with a remaining outstanding balance (immediately prior to the payment referred to in this sentence) of $30.7 million issued by Triarc to the National OLP (the 'Triarc Note'), together with interest, calculated based on a rate per annum of 9.44%, for the period from the date of acceptance of National Common Units in the Offer to the closing of the Merger, on a principal amount equal to (x) $2.40 multiplied by (y) the number of National Common Units accepted and paid for in the Offer. Triarc will make such payment immediately prior to the direct or indirect acquisition of the Acquired Interests and closing of the Merger as described below. Thereafter, the National MGP will cause (i) the National MLP to redeem (A) all 1% of the unsubordinated general partner interests in the National MLP owned by the National SGP in exchange for the simultaneous distribution to the National SGP of a 0.9798% limited partner interest in the National OLP, (B) all 4,533,638 National Subordinated Units and all incentive distribution rights owned by the National MGP in exchange for the simultaneous distribution to the National MGP of a 22.6351% limited partner interest in the National OLP, and (C) all 1% of the unsubordinated general partner interest in the National MLP owned by the National MGP (other than a general partner interest valued at $1,000) in exchange for the simultaneous distribution to the National MGP of a 0.9798% limited partner interest in the National OLP, and immediately thereafter, (ii) the National OLP to redeem all of the National OLP Interests owned by the National MGP, other than a 1.0% National OLP Interest (inclusive of the interest in (C) above) (which, for purposes of determining the aggregate consideration to be paid to the National General Partners under the Purchase Agreement, shall be initially valued at $700,000), in exchange for the simultaneous assignment and distribution to the National MGP of the Triarc Note, the principal amount of which (at the time of the assignment and distribution referred to in this clause (ii)) will be $15,816,280.

     In addition, the Purchase Agreement provides that, following the foregoing reorganization, at the closing of the Merger, (x) the Purchaser will purchase all of the National OLP Interests owned by the National SGP for an aggregate consideration of $686,000, and (y) Purchaser General Partner will purchase (i) all of the National OLP general partner interests owned by the National SGP for an aggregate consideration of $707,000, and (ii) all of the National OLP general partner interests owned by the National MGP (other than a National OLP general partner interest valued at $1,000) for an aggregate consideration of $706,000.

     The Purchase Agreement further provides that, at the date and time of filing of a certificate of merger with the Delaware Secretary of State with respect to the Merger (the 'Effective Time'), by

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virtue of the Merger and without any action on the part of the Purchaser, the
National MLP or any holder of National Common Units, (i) each of the National Common Units not owned by the Purchaser or an affiliate thereof will be converted into the right to receive an amount in cash equal to the highest amount per National Common Unit paid to holders of National Common Units in the Offer, (ii) the general partner interest in the National MLP owned by the National MGP will be converted into the right to receive $1,000 in cash, and
(iii) each partnership interest of the Purchaser outstanding immediately prior to the Effective Time will be converted into one partnership interest of the Purchaser as the surviving entity in the Merger, with the same rights, powers and privileges as the interest so converted and will constitute the only outstanding partnership interests of the Purchaser as the surviving entity.

     Purchaser General Partner has agreed that, immediately following the closing of the Merger, it will purchase the general partner interest valued at $1,000 in the National OLP held by the National MGP for $1,000 and, as successor general partner of the National OLP, it will cause the National OLP to convert the 1.0% limited partner interest held by the National MGP in the National OLP into a 1.0% special limited partner interest in the National OLP (the 'Special OLP Interest'). The Special OLP Interest to be held by the National MGP will have limited voting rights and will be nontransferable (except to an affiliate of the National MGP) other than as described in the next paragraph.

     The Purchase Agreement provides that the National MGP may require, at any time upon prior written notice and subject among other things to the condition that good title be transferred, that the Purchaser OLP (which, as used herein, refers to the National OLP following the Merger) purchase all (but not less than all) of the Special OLP Interest for cash in an amount equal to the fair market value of the Special OLP Interest as of the date of such notice, as determined by a nationally recognized independent appraiser or investment banking firm selected by Purchaser General Partner. The Purchase Agreement further provides that Purchaser General Partner may require, at any time upon written notice to the National MGP, that the National MGP sell to the Purchaser OLP all (but not less than all) of the Special OLP Interest and deliver good title thereto in consideration of (i) the payment of the cash price as provided in the immediately preceding sentence, and (ii) an additional amount in cash, if such sale is consummated within ten years after the Effective Time, equal to (A) any incremental gain realized by the National MGP resulting from a decrease in its share of Indemnified Debt (as hereinafter defined), multiplied by (B) a fraction, the numerator of which is the Effective Tax Rate (as defined in the Purchase Agreement) and the denominator of which is one minus the Effective Tax Rate.

     Vote Required to Approve Merger. The Merger will require the approval of the holders of a majority of the outstanding National Common Units, including the National Common Units owned by the Purchaser, and a majority of the outstanding National Subordinated Units, all of which National Subordinated Units are held by the National MGP. If the Offer is consummated and the condition that at least the number of National Common Units that constitutes a majority of the then outstanding National Common Units on a fully diluted basis shall have been validly tendered and not withdrawn prior to the expiration of the Offer (the 'Minimum Condition') is satisfied, upon admission to the National MLP as a limited partner, the Purchaser will be able to approve the Merger without the vote of any other holder of National Common Units.

     Under the Purchase Agreement, the Purchaser has agreed to execute a consent, as the holder of greater than a majority of the National Common Units following consummation of the Offer, and the National MGP has agreed to execute a consent, as holder of all the National Subordinated Units, to approve the Merger and all other transactions contemplated by the Purchase Agreement.

     If the Merger is consummated, holders of National Common Units who elected not to tender their National Common Units in the Offer will have their interests in the National Common Units converted into the right to receive the same amount of cash consideration in exchange for each National Common Unit as they would have received in the Offer.

     Conditions to the Offer. The Purchase Agreement provides that, notwithstanding any other provision of the Offer, the Purchaser will not be required to accept for payment or pay for any National Common Units tendered pursuant to the Offer, and may terminate, extend or amend the Offer and may postpone the acceptance for payment of and payment for National Common Units tendered, if (i) the Minimum Condition has not been satisfied, (ii) any applicable waiting period under the Hart-Scott-

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Rodino Antitrust Improvements Act of 1976, as amended (the 'HSR Act'), has not expired or been terminated prior to the expiration of the Offer, or (iii) at any time on or after the date of the Purchase Agreement, and prior to the acceptance for payment of National Common Units, any of the conditions described below shall exist:

          (a) there shall be instituted or pending any action or proceeding, or there shall have been issued and remain in effect any temporary restraining order, preliminary or final injunction, order or decree by any court or governmental, administrative or regulatory authority or agency, domestic or foreign, resulting from any action or proceeding brought by any person which does or could reasonably be expected to (i) restrain or prohibit the making of the Offer or the consummation of any of the other transactions contemplated by the Purchase Agreement (the 'Transactions'), (ii) prohibit or limit ownership or operation by the National MLP, Purchaser General Partner or the Purchaser of all or any material portion of the business or assets of the National MLP and its subsidiaries, taken as a whole, or Purchaser General Partner or any of its subsidiaries, or compel the National MLP, Purchaser General Partner or any of their subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the National MLP, Purchaser General Partner, the Purchaser or any of their subsidiaries or impose any material limitation on the ability of Purchaser General Partner or the Purchaser to conduct such business or own such assets, in each case as a result of the Transactions; (iii) impose material limitations on the ability of Purchaser Holdings, Purchaser General Partner or the Purchaser (A) to exercise effectively full rights of ownership of any National Common Units or any of the other Acquired Interests, including, without limitation, the right to vote any National Common Units acquired by the Purchaser pursuant to the Offer, or otherwise on all matters properly presented to the National MLP's unitholders, including, without limitation, the approval and adoption of the Purchase Agreement and the Transactions or (B) to effectively control through the general partner interests included in the Acquired Interests the business and operations of the National MLP, National OLP or National Sales and Service Inc. ('NSSI'); or (iv) require divestiture by Purchaser General Partner, the Purchaser or any of their affiliates of any significant (in terms of value or control rights) partnership interest in the National MLP or the National OLP;

          (b) there shall have been any action taken, or any statute, rule, regulation, order or injunction enacted, entered, enforced, promulgated, amended, issued or deemed applicable to (i) Purchaser General Partner, the National MLP or any subsidiary or affiliate of Purchaser General Partner or the National MLP or (ii) any Transaction, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, in the case of both (i) and (ii) other than the routine application of the waiting period provisions of the HSR Act to the Offer, or the Merger, in each case which results or could reasonably be expected to result in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

          (c) prior to the expiration of the Offer, all material filings or notifications required to be made prior to the acceptance for payment of any National Common Units with any governmental entity shall not have been made, and all material consents, approvals, authorizations or permits required to be obtained prior to the acceptance for payment of any National Common Units from all governmental entities in connection with the consummation of the transactions contemplated by the Purchase Agreement shall not have been obtained or shall not be in form and substance reasonably satisfactory to the Purchaser;

          (d) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange or in the over-the-counter market, (ii) a declaration of a banking moratorium or any substantial limitation or suspension of, payments in respect of banks in the United States, (iii) any material limitation (whether or not mandatory) by any United States federal or state government or governmental, administrative or regulatory authority or agency on the extension of credit by banks or other lending institutions, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States having a significant adverse effect on the functioning of the financial markets in the United States, or (v) in the case of any of the foregoing existing on April 5, 1999, a material acceleration or worsening thereof;

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          (e) (i) the Board of Directors of the National MGP (the 'National
     Board') or the special committee of the National Board (the 'Special Committee') shall have withdrawn, modified, qualified or changed in a manner adverse to Purchaser General Partner or the Purchaser the approval or recommendation of the Offer, the Transactions, the Merger or the Purchase Agreement or approved or recommended any National Possible Alternative (as defined below) or any other acquisition of National Common Units other than the Offer, the Transactions and the Merger or (ii) the National Board or the Special Committee shall have resolved to do any of the foregoing;

          (f) any representation and warranty of the National MLP, the National General Partners and Triarc (collectively with NSSI, the 'National Parties') in the Purchase Agreement shall not be true and correct as of the date of the Purchase Agreement and as of the scheduled or extended expiration of the Offer as though such representation and warranty were made at and as of such time, except for any representation and warranty which is expressly made as of a specified date, in which case such representation and warranty shall be true and correct as of such specified date, except in all cases where the failure or failures of such representations and warranties to be so true and correct (without giving effect to any materiality or Material Adverse Effect (as defined in the Purchase Agreement) qualification set forth therein) would not have or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

          (g) the National Parties shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of the National Parties to be performed or complied with by them under the Purchase Agreement;

          (h) the Purchase Agreement shall have been terminated in accordance with its terms;

          (i) any person, entity or 'group' other than Purchaser Holdings or any of its affiliates shall have become the beneficial owner (as that term is used in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the 'Exchange Act') of 33% or more of the outstanding National Common Units;

          (j) the Purchaser and the National MGP shall have agreed that the Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for National Common Units thereunder;

          (k) Since September 30, 1998, and except as publicly disclosed prior to the date of this Agreement by the National MLP, there shall have occurred any Material Adverse Effect or any event or circumstance that (singly or together with any other such events or circumstances) could reasonably be expected to have a Material Adverse Effect;

          (l) The Note Agreements (including Amendment No. 2 thereto which, like the Note Agreements, is defined below) shall not be in full force and effect or there shall exist and be continuing any Event of Default (as defined therein) thereunder or any condition or event that, with the giving of notice or the lapse of time or both, would constitute an Event of Default thereunder; or

          (m) There shall exist and be continuing under the credit agreement dated June 26, 1996, as amended, by and among the National OLP, BankBoston, N.A., and the bank lenders thereto (the 'Credit Agreement'), any Event of Default (as defined therein) or any condition or event that, with the giving of notice or passage of time or both, would constitute an Event of Default thereunder (other than any such Event of Default that shall have been waived pursuant to a waiver which is in full force and effect).

     Conditions to the Purchase of Acquired Interests. The Purchase Agreement provides that the obligations of the Purchaser and Purchaser General Partner to purchase the Acquired Interests owned by the National Parties are subject to the satisfaction or waiver of certain conditions, including the following: (i) the reorganization of the National MLP as described above in the second paragraph under 'Agreements to Purchase Acquired Interests; The Merger' having been completed; (ii) the Purchase Agreement, the Merger and the other transactions contemplated under the Purchase Agreement having been approved and adopted by the affirmative vote of at least a majority of the outstanding National Common Units voting as a class and at least a majority of the outstanding National Subordinated Units

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voting as a class, to the extent required; (iii) no statute, rule, decision, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other governmental entity preventing the acquisition of the Acquired Interests being in effect and no action or proceeding being pending which could reasonably be expected to result in such an order or injunction;
(iv) the representations and warranties of the National Parties in the Purchase Agreement regarding corporate and partnership authority, enforceability of the Purchase Agreement and good and valid title to the Acquired Interests being true and correct as of the date of closing of the Merger as though made as of such date; (v) the Purchaser having previously accepted for payment and paid for all validly tendered National Common Units pursuant to the Offer; and (vi) the National OLP having prepaid all of its $125 million 8.54% First Mortgage Notes due June 30, 2010 (the 'First Mortgage Notes') and approximately $13 million under its acquisition line under the Credit Agreement.

     Conditions to the Merger. The Purchase Agreement provides that the obligations of the parties to effect the Merger are subject to the satisfaction or waiver of certain conditions, including the following: (i) good and valid title to the Acquired Interests owned by the National Parties having been conveyed to the Purchaser and Purchaser General Partner pursuant to the Purchase Agreement, free and clear of any liens, claims or encumbrances; (ii) the Purchase Agreement, the Merger and the other transactions contemplated under the Purchase Agreement having been approved and adopted by the affirmative vote of at least a majority of the outstanding National Common Units voting as a class and at least a majority of the outstanding National Subordinated Units voting as a class, to the extent required; (iii) no statute, rule, decision, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other governmental entity preventing the consummation of the Merger being in effect and no action or proceeding being pending which could reasonably be expected to result in such an order or injunction; (iv) the representations and warranties of the National Parties in the Purchase Agreement regarding corporate and partnership authority and enforceability of the Purchase Agreement being true and correct as of the date of closing of the Merger as though made as of such date; provided, that this clause (iv) is only a condition to the obligations of the Purchaser, Purchaser General Partner and Purchaser Holdings (the 'Purchaser Parties'); and (v) the Purchaser having previously accepted for payment and paid for all validly tendered National Common Units pursuant to the Offer.

     No Solicitation. The Purchase Agreement provides that each of the National Parties (on behalf of itself and its affiliates, including the National MLP and the National OLP) will terminate all discussions and negotiations with others regarding a sale or other transaction involving (a) the Acquired Interests, (b) all or substantially all of the assets, business or securities of the National MLP or the National OLP, or (c) any other transaction similar to the transactions contemplated by the Purchase Agreement (collectively, the 'National Possible Alternatives'), and will not, directly or indirectly, nor shall they authorize or permit any of their officers, directors or employees to, or any investment banker, financial advisor, attorney, accountant or other representative retained by them to, so long as the Purchase Agreement remains in effect, (i) solicit, initiate, encourage (including by way of furnishing information or assistance), conduct discussions with or engage in negotiations with any person or entity regarding or take any other action to facilitate any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to a National Possible Alternative, (ii) enter into an agreement with any person or entity, other than the Purchaser or its affiliates, providing for a National Possible Alternative, (iii) make or authorize any statement, recommendation or solicitation in support of or approve any National Possible Alternative by any person or entity, other than by the Purchaser or its affiliates, or (iv) withdraw, modify, qualify or change the recommendation of the transactions contemplated by the Purchase Agreement by the Special Committee or the National Board.

     Notwithstanding the foregoing provisions, prior to the consummation of the Offer, Triarc, the National MLP, the National SGP, the National MGP and the National OLP will be entitled to take any action otherwise prohibited by the provisions of the Purchase Agreement described in the previous paragraph in response to any third party inquiry, contact or proposal received by any or all of them (including furnishing information to any such third party, but only pursuant to a written confidentiality agreement) if (a) the initial inquiry, contact or proposal from any third party was not received in violation of the provisions described in the previous paragraph, (b) the Special Committee shall have

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determined, in its good faith judgment, that any such otherwise prohibited action could reasonably be expected to lead to the negotiation and consummation of a National Possible Alternative that in the opinion of the Special Committee could reasonably be expected to be more beneficial than the transactions contemplated by the Purchase Agreement, taken as a whole, to the holders of National Common Units other than the National MGP and its affiliates (a 'National Superior Transaction') and (c) the Special Committee shall have determined, after consultation with and based on the advice of its outside legal counsel, that the failure to take such action would be inconsistent with the National MGP's or the National Board's fiduciary duties to holders of National Common Units under applicable law; provided, that none of the National MGP, the National SGP, the National MLP or the National OLP may execute a binding agreement to effect a National Superior Transaction unless the Purchase Agreement has first been terminated in accordance with the applicable terms thereof. The Purchase Agreement further provides that Triarc, the National MGP (on behalf of itself, the National MLP, the National OLP and the National SGP) and the National MLP agree that each of them will notify Purchaser General Partner immediately if any inquiry, contact or proposal is received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, it or any of its representatives, indicating, in connection with such notice, the name of such person or entity and the material terms and conditions of any inquiry, contact or proposal and thereafter will keep Purchaser General Partner informed, on a current basis, of the status and terms of any such inquiry, contact or proposal and the status of any such negotiations or discussions.

     Termination of Purchase Agreement. The Purchase Agreement may be terminated at any time prior to the date on which the Purchaser accepts for payment, and pays for, the National Common Units under the Offer (the 'Acceptance Date') (a) by Purchaser General Partner and the National MGP upon their mutual written agreement; (b) by (i) the Purchaser, if the Offer expires or is terminated or withdrawn in accordance with its terms without any National Common Units being purchased thereunder or as a result of the occurrence or existence of any condition set forth in Annex A of the Purchase Agreement (see 'Conditions to the Offer' above) but subject to the terms of the Offer; or (ii) the National MGP, if the Offer is terminated, or has not been commenced in accordance with the terms of the Purchase Agreement within five business days of the date of the Purchase Agreement, or if the Purchaser has not purchased National Common Units validly tendered and not withdrawn pursuant to the Offer in accordance with the terms of the Purchase Agreement within 90 days after commencement of the Offer; or (iii) the Purchaser if, as a result of the occurrence or existence of any condition set forth in Annex A to the Purchase Agreement (see 'Conditions to the Offer' above), the Offer has not been commenced in accordance with the terms of the Purchase Agreement within 60 days of the date of the Purchase Agreement; provided, however, that the party seeking to terminate the Purchase Agreement pursuant to this clause (b) and its affiliated parties are not in material breach of any of its representations, warranties or covenants contained in the Purchase Agreement; (c) by the National MGP acting through the Special Committee or by Purchaser General Partner, if the Special Committee determines that a National Possible Alternative would constitute a National Superior Transaction and the National Board or the Special Committee, consistent with the provisions of the Purchase Agreement described in the second paragraph of 'No Solicitation' above, withdraws, modifies, qualifies or changes in a manner adverse to the Purchaser its recommendation that the holders of National Common Units tender their National Common Units in the Offer; and (d) by the National MGP, if the Purchaser has provided a notice to the National MGP that a change in applicable tax laws has occurred and the National MGP notifies the Purchaser in writing that the relevant tax law change would adversely affect the tax deferral for the benefit of the National MGP sought to be achieved by the provisions described below under 'Agreement with Respect to Tax Matters.'

     The Purchase Agreement may also be terminated at any time prior to the closing of the Merger by either Purchaser Holdings or the National MGP if the closing of the Merger has not occurred by the date that is 210 days after purchase of the National Common Units pursuant to the Offer; provided, however, that no party whose breach of the Purchase Agreement has caused the failure to so close will have the right to so terminate the Purchase Agreement.

     Termination and Outside Date Breakage Fees; Fees and Expenses. If the Purchase Agreement is terminated in accordance with the provisions described under clause (c) of the first paragraph of 'Termination of Purchase Agreement' above, the National MLP will have the obligation to pay or

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
cause to be paid promptly (but in no event more than three days after the Purchase Agreement is so terminated) to the Purchaser a fee of $3.0 million in cash.

     In the event that (i) the Purchase Agreement is terminated in accordance with the provisions described under clause (c) of the first paragraph of 'Termination of Purchase Agreement' above, and (ii) within the twelve months following such termination a National Possible Alternative is consummated which is more beneficial than the transactions contemplated by the Purchase Agreement, taken as a whole, to the holders of National Common Units other than the National MGP and its affiliates, then the National MLP shall pay to the Purchaser, within three days of such consummation, a topping fee equal to $6.0 million (inclusive of any amounts previously paid by the National MLP pursuant to the immediately preceding paragraph). If any such transaction does not involve the acquisition of substantially all of the interests in or assets of the National MLP or the National OLP, then the calculation of the amount to be paid in excess of amounts paid pursuant to the immediately preceding paragraph will be adjusted on a pro rata basis.

     In the event that the Purchase Agreement is terminated pursuant to the provision discussed in the last paragraph under 'Termination of Purchase Agreement' above or is terminated upon mutual agreement of the parties, on the date of such termination Triarc has agreed to unconditionally and irrevocably pay to the Purchaser, as an inducement for the Purchaser Parties to enter into the Purchase Agreement and as a breakage payment for such termination, the sum of (i) $2.40 multiplied by the number of National Common Units accepted and paid for in the Offer, and (ii) interest on such amount, calculated based on a rate per annum of 9.44%, for the period from the date the National Common Units are accepted and paid for in the Offer to such date of termination.

     The Purchase Agreement further provides that the National MLP and the National OLP will pay all fees and expenses relating to (i) the National MLP's filings with the Commission, (ii) obtaining the consent of the holders of National OLP's First Mortgage Notes (except as provided in Amendment No. 2 dated as of April 5, 1999 ('Amendment No. 2') to each of the separate Note Agreements dated as of June 26, 1996 (as amended, the 'Note Agreements')) and (iii) up to an aggregate of $1.5 million of the fees and expenses of the Special Committee and its advisors and of certain appraisal and asset valuation services with respect to the assets of the National OLP.

     Conduct of Business by the National MLP and the National MGP Pending the Merger. The National MLP has agreed that during the period from the date of the Purchase Agreement to the Effective Time, it will (and the National MGP has agreed to cause the National MLP, the National OLP and NSSI to), among other things: (i) maintain its assets and properties in good working order and condition and operate its business in the ordinary course as was being conducted prior to the execution of the Purchase Agreement; (ii) use its commercially reasonable efforts to maintain and preserve in all material respects its business organization intact and maintain in all material respects its relationships with suppliers, customers, lessors and others having business relations with it; (iii) file on a timely basis all notices, reports or other filings required to be filed with or reported to any governmental agency; (iv) file on a timely basis all applications or other documents necessary to maintain, renew or extend any material permit, license, variance or any other approval required by any governmental authority necessary or required for the continuing operation of its business, whether or not such approval would expire before or after the Effective Time; and (v) (A) file or cause to be filed, within the times and in the manner prescribed by law, all tax returns and tax reports that are required to be filed by such person determined consistent with prior practices; (B) pay or cause to be paid, within the time and in the manner prescribed by law, all material taxes (including any estimated taxes) imposed on such party that are currently due and payable; and (C) establish and maintain reserves adequate to pay all material taxes not yet due or payable as of the closing of the Merger.

     The Purchase Agreement further provides that, from the date of the Purchase Agreement until the Effective Time, the National MLP will not (except as otherwise contemplated by the Purchase Agreement) (and the National MGP will cause the National MLP, the National OLP and NSSI not to), without first obtaining the written consent of Purchaser General Partner, which consent will not be unreasonably withheld or delayed: (i) make any material change in the conduct of its business and operations or its financial reporting and accounting methods; (ii) other than in the ordinary course of business consistent with past practice, enter into any material contract or agreement or terminate or

                                       8



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
amend in any material respect any material contract or agreement to which it is a party, waive any material rights under any material contract or agreement to which it is a party, or be in default in any material respect thereunder; (iii) declare, set aside or pay any distributions to its partners or split, combine or reclassify any of its equity securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any of its equity securities, or purchase, redeem or otherwise acquire, directly or indirectly, any such securities; (iv) merge into or with or consolidate with any other corporation, partnership, person or other entity or acquire all or substantially all of the business or assets of any corporation, partnership, person or other entity or form, acquire any interest in or contribute any assets to any partnership or joint venture or enter into any similar arrangement; (v) make any change in its agreement of limited partnership; (vi) (A) make any purchase of any securities of any corporation, partnership, person or entity, or
(B) make any investment in any corporation, partnership, joint venture or other business enterprise (other than ordinary-course overnight investments consistent with cash management practices of the National MLP and the National OLP); (vii) incur any indebtedness for borrowed money (except for borrowings under existing working capital facilities up to an aggregate of $l.0 million) or guarantee any such indebtedness or issue, sell or guarantee any debt securities or any rights or warrants to acquire any debt securities; (viii) sell, lease, pledge, encumber or otherwise dispose of any portion of its assets other than in the ordinary course of business consistent with past practice; (ix) issue, deliver or sell or authorize or propose the issuance, delivery or sale of, any of its equity securities or securities convertible into its equity securities, or subscriptions, rights, warrants or options to acquire or other agreements or commitments of any character obligating it to issue any such securities; (x) settle in excess of $l.0 million (individually or in the aggregate) any claim, demand, lawsuit or state or federal regulatory proceeding not covered by insurance; (xi) except as required on an emergency basis, purchase, lease or otherwise acquire any property of any kind whatsoever other than in the ordinary course of business or make any capital expenditures in excess of $1.0 million in the aggregate; (xii) allow or permit the expiration, termination or cancellation at any time of any material insurance policy applicable to its business or operations, unless such policy is replaced, with no loss of coverage, by a comparable insurance policy (to the extent available on commercially reasonable terms); (xiii) (A) make or rescind any material express or deemed election relating to taxes, (B) make a request for a tax ruling or enter into a tax closing agreement, (C) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit, or controversy relating to taxes other than as otherwise set forth in the Purchase Agreement, or (D) change any of its methods of reporting material income or deductions for federal income tax purposes from those employed in the preparation of its federal income tax return for the taxable year ending December 31, 1997, except as may be required by a change in applicable law; or (xiv) commit to do any of the foregoing.

     In the Purchase Agreement, the National MGP covenants that from the date of the Purchase Agreement until the Effective Time, (i) it will use its commercially reasonable efforts to retain its employees related to the operation of the National MLP and the National OLP, (ii) it will not hire any employee except in the ordinary course of business consistent with past practice, (iii) it will not hire any management personnel with an annual salary in excess of $65,000 without first giving Purchaser General Partner a reasonable opportunity to consult with the National MGP regarding such prospective hire, (iv) it will not adopt any material new employee benefit plan, arrangement, practice or policy, or material employment, severance, consulting or other compensation arrangement, with or for the benefit of new or existing employees, or, except as otherwise set forth in the Purchase Agreement, amend any existing employee benefit plan, arrangement, practice or policy, or existing employment, severance, consulting or other compensation arrangement in any material respect, without prior written consent of the Purchaser, which consent shall not be unreasonably withheld, (v) it will not materially increase the compensation or level of benefits applicable to its employees, except for normal increases consistent with past practice, (vi) it will not materially change the nature of the National MLP's at cost reimbursement obligation for employee services, and
(vii) it will not permit NSSI to do any of the foregoing.

     The National Parties further agreed in the Purchase Agreement that they will, and will cause the National OLP to: (a) keep Amendment No. 2 to the Note Agreements in effect, and not amend or modify Amendment No. 2, the Note Agreements or the First Mortgage Notes without the prior written consent of the Purchaser which shall not be unreasonably withheld; (b) comply with their respective obligations under Amendment No. 2; and (c) not give the preliminary or the final notice of optional prepayment under the Note Agreements without the prior written consent of the Purchaser which shall not be unreasonably withheld. In Amendment No. 2 to the Note Agreements, the noteholders agreed to a prepayment option wherein the National OLP may prepay the First Mortgage Notes on the date of the Merger. Prepayment of the First Mortgage Notes and the amounts under the acquisition line is a condition to the obligations of the Purchaser and Purchaser General Partner to purchase the Acquired Interests.

     Employees and Employee Benefits. Under the Purchase Agreement, the parties agreed that all employees of the National MGP in connection with the business of the National MLP and the National OLP will be offered employment by the Purchaser Parties. The parties further agreed that the Purchaser will assume all costs of severance relating to such employees under the National MGP employee retention program, under certain employment and severance agreements and will assume any amounts related to payments under certain stock, phantom stock, unit or phantom unit plans maintained by the National MGP. The Purchaser agreed to assume all liabilities of the National Parties to, or with respect to, such employees (or their dependents or beneficiaries) related to or based upon their employment with the National Parties. The Purchaser also agreed to assume any and all of the National MGP's and the National Parties' obligations under certain collective bargaining agreements existing at the Effective Time with respect to such employees.

     In connection with any withdrawal liability under Section 4201(a) of the Employee Retirement Income Security Act of 1974, as amended ('ERISA') by reason of the consummation of the transactions under the Purchase Agreement, the parties have agreed that the Purchaser has the option in its sole discretion to either (i) enter into an agreement with the National Parties under Section 4204 of ERISA pursuant to which it will contribute to the multiemployer plans to which the National Parties had an obligation to contribute with respect to such employees of the National MGP immediately prior to the Effective Time, for substantially the same number of contribution base units for which the National Parties had an obligation to contribute for each of such multiemployer plans or
(ii) pay directly the amount of any withdrawal liability incurred in connection with such multiemployer plans by reason of the consummation of the transactions under the Purchase Agreement where no agreement referred to in clause (i) above was effected, except if such liability is caused by the failure of any one of the National Parties to satisfy the requirements of Section 4204 of ERISA.

     If the Purchaser completely or partially withdraws from any such multiemployer plan during the first five plan years beginning after the Effective Time, the National Parties agreed in the Purchase Agreement to be secondarily liable for any withdrawal liability that the National Parties would have incurred at the Effective Time were it not for the application of Section 4204 of ERISA. The National MGP also agreed in the Purchase Agreement to take no action that would reasonably be expected to result in increased severance cost obligations to the Purchaser or its affiliates without the prior written consent of Purchaser General Partner, which shall not be unreasonably withheld, except as permitted as described under 'Conduct of Business by the National MLP and National MGP Pending the Merger' above.

     Under the Purchase Agreement, the Purchaser and the Purchaser OLP agreed to fully indemnify, defend, and hold harmless the National Parties from and against any liability, loss, damage or expense the National Parties may incur as a result of any claim made with respect to any obligation of, or liability assumed by, the Purchaser and Purchaser OLP pursuant to the foregoing employee-related provisions of the Purchase Agreement.

     Agreements with Respect to Indemnification of National General Partners, Triarc and Directors and Officers. Pursuant to the Purchase Agreement, the Purchaser, Purchaser Holdings and Purchaser General Partner have agreed that, from and after the closing of the Merger, they will (and will cause the Purchaser OLP to) jointly and severally indemnify and hold harmless the National General Partners, Triarc and their respective stockholders, officers, directors, affiliates, successors and assigns (including any person who has acted in any such capacity at any time prior to the Effective Time), in the manner set forth in Section 7.7 of the National MLP's Amended and Restated Agreement of Limited Partnership (the 'National MLP Partnership Agreement') and Section 7.7 of the National OLP's

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
Amended and Restated Agreement of Limited Partnership (the 'National OLP Partnership Agreement'), from and against all losses, costs, damages, expenses (including reasonable attorneys fees), liabilities and claims (collectively, 'Losses') arising or resulting from or relating to the National MLP, the National OLP, the National General Partners or NSSI, from which such persons, or any of them, would have been entitled to be indemnified pursuant to such sections in such partnership agreements, except in each case for Losses for which the National MGP is indemnifying the Purchaser and its affiliates under the Purchase Agreement; provided, that such indemnification will not be limited to payments out of the assets of the National MLP or the Purchaser OLP.

     The Purchaser, Purchaser Holdings and Purchaser General Partner have also agreed that, from and after the closing of the Merger, they will (and will cause the Purchaser OLP to) jointly and severally indemnify and hold harmless, to the fullest extent permitted by law, the National General Partners, Triarc and their respective stockholders, officers, directors, affiliates, successors and assigns from and against any and all Losses arising or resulting from, or relating to
(a) certain expenses of or relating to the National MLP's and the National OLP's operations incurred by the National MGP for which the National MLP has a reimbursement obligation to the National MGP under the National MLP Agreement;
(b) any material breach of the representations or warranties of the Purchaser Parties in the Purchase Agreement; (c) the conduct of the business or operations of the Purchaser, the Purchaser OLP, the National MLP, the National OLP or NSSI following the Effective Time; (d) certain litigation matters described in the Purchase Agreement; and (e) certain real property located in Marshfield, Wisconsin, except in each case of clauses (a) through (c) for Losses for which the National MGP is indemnifying the Purchaser and its affiliates as described below.

     Agreements with Respect to Indemnification of the Purchaser Parties and Directors and Officers. Under the Purchase Agreement, the National MGP has agreed that, from and after the closing of the Merger, it will indemnify and hold harmless Purchaser Holdings and its affiliates, any successors thereto, or any of the preceding persons who subsequent to the date of the closing of the Merger guarantees or otherwise incurs any liability with respect to the Indemnified Debt (as defined below), from and against any and all Losses arising or resulting from, or relating to any payments that Purchaser Holdings and its affiliates or any successors thereto are required to make (and make) from their own funds (after prior recourse is had to the assets of the Purchaser OLP) with respect to the National OLP debt at the closing of the Merger (consisting of approximately $140 million principal amount of indebtedness) and any refinancing, refunding or replacement thereof ('Indemnified Debt'), due to the inability of the Purchaser OLP to pay or refinance any such Indemnified Debt from the assets of the Purchaser OLP (such indemnity, the 'Debt Indemnity'). The National MGP and Triarc have further agreed in the Purchase Agreement that, from and after the consummation of the Offer, they will jointly and severally indemnify and hold harmless Purchaser Holdings, the Purchaser, Purchaser General Partner and their respective stockholders, officers, directors, affiliates, successors and assigns from and against any and all Losses arising or resulting from, or relating to (i) any material breach of the representations or warranties of the National Parties in the Purchase Agreement relating to organization, existence, powers and qualification, partnership or corporate authority to enter into the Purchase Agreement and ownership of the Acquired Interests, or (ii) any claim made by any holder of indebtedness of the National OLP, to the extent relating to any act or omission of the National MGP, Triarc or their affiliates prior to closing of the Merger, if such claim has been asserted in writing prior to the consummation of the Offer and does not arise from or relate to the transactions contemplated by the Purchase Agreement or any action or omission otherwise requested by the Purchaser.

     Agreements with Respect to Tax Matters. Under the Purchase Agreement, from the date of closing of the Merger until the expiration of the Debt Indemnity, the Purchaser agreed that it will not, and Purchaser Holdings agreed that it will cause the Purchaser, Purchaser General Partner and Purchaser OLP not to, without the prior written consent of the National MGP, (i) except as required by applicable law (as defined therein), implement or adopt any material change in the Purchaser OLP's current federal income tax methods, principles or elections to be specifically identified by the National Parties, (ii) sell or otherwise dispose of any assets of the Purchaser OLP (except as otherwise agreed) if such sale or disposition would result in greater than $5,000,000 of gain per year on a cumulative basis permitting carry-forwards, to be allocable to the National MGP pursuant to Section 704(c) of the Code; or (iii) increase as of any date following the date of closing of the Merger the Section 704 carrying value

                                       11



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
of the assets contributed to the National OLP by the National MGP and the National SGP, as provided therein. In the event that either the Purchaser or the Purchaser OLP breaches covenant (i), (ii) or (iii) of this paragraph, subject to certain limits contained in the Purchase Agreement, Purchaser Holdings, Purchaser General Partner and the Purchaser OLP agreed to indemnify the National MGP, in an amount equal to the sum of (x) (A) the incremental gain recognized as a result of such breach, as calculated therein, multiplied by (B) a fraction, the numerator of which is the maximum net marginal statutory federal and state income tax rates (expressed as a decimal) in the jurisdictions applicable to the National MGP for the year in which such gain is recognized (taking into account the deductibility of state income tax in determining the liability for federal income tax) (the 'Effective Tax Rate') and the denominator of which is one minus the Effective Tax Rate and (y) any other losses, costs, damages, expenses (other than taxes but including attorneys fees and interest, penalties and additions to tax imposed on the National Parties by any taxing authority) as a result of such breach but only to the extent such damages result in a cash expenditure by one of the National Parties.

     Purchaser Holdings and Purchaser General Partner further agreed, following the Effective Time and until the termination of the Debt Indemnity, to cause the Purchaser OLP not to (a) prepay, defease, purchase or otherwise retire any of the Indemnified Debt, except as provided therein, (b) modify any of the Indemnified Debt so as to eliminate or limit the recourse liability of the National MGP with respect thereto, (c) merge or consolidate with or otherwise become a corporation for federal income tax purposes, (d) cause or permit any other corporation, partnership, person or entity (other than Purchaser Holdings and its affiliates, or any successor thereto, or any successor to the Purchaser
OLP) to assume, guarantee, indemnify against or otherwise incur any liability with respect to any Indemnified Debt, or (e) except as required by applicable law (as defined therein), take or fail to take any other action that would result in the share of the Indemnified Debt which is allocated to the National MGP for purposes of Section 752 of the Internal Revenue Code of 1986, as amended, (the 'Code') and Treasury Regulations promulgated thereunder pursuant to the Debt Indemnity to be reduced by an amount in excess of the National MGP's adjusted tax basis in its interest in the Purchaser OLP, as adjusted following the Effective Time and as so identified by the National MGP (the 'MGP's Basis'); provided, however, that such covenants will only apply to the extent any actions described in (a), (b), (c), (d) or (e) above would result in the share of the Indemnified Debt which is allocated to the National MGP for purposes of Section 752 of the Code to be reduced by an amount in excess of the MGP's Basis at all times until termination of the Debt Indemnity. In addition, Purchaser Holdings and Purchaser General Partner have agreed to cause the Purchaser OLP to refinance scheduled principal payments on the Indemnified Debt with sufficient recourse debt so that at all times until the termination of the Debt Indemnity, the amount of Indemnified Debt which is allocable to the National MGP for purposes of Section 752 of the Code will not be reduced by an amount exceeding the National MGP's Basis. The Purchase Agreement provides that following the Effective Time and until the termination of the Debt Indemnity, (i) Purchaser Holdings and Purchaser General Partner will cause the Purchaser OLP to use all commercially reasonable efforts to not take or omit to take any action, if such action or omission would constitute a breach of, or give rise to a default or event of default under, any Indemnified Debt, and (ii) the National MGP will have the right, but not the obligation, to arrange for the refinancing described above if and only if the Purchaser OLP is unable to do so in accordance with this paragraph. The Purchase Agreement further provides that, in the event that before termination of the Debt Indemnity, the National MGP's share of the Indemnified Debt for purposes of Section 752 of the Code is reduced by an amount in excess of the National MGP's Basis as a result of a breach by Purchaser Holdings or Purchaser General Partner or any affiliate or any successor thereto of any provision in the Purchase Agreement, subject to certain limits contained in the Purchase Agreement, Purchaser Holdings, Purchaser General Partner and the Purchaser OLP agreed to indemnify the National MGP in an amount equal to the sum of (x) (A) the gain recognized by the National MGP resulting from a decrease in the National MGP's share of the Indemnified Debt (plus any penalties or additions to tax imposed on the National Parties by any taxing authority as a result of such breach), multiplied by (B) a fraction, the numerator of which is the Effective Tax Rate and the denominator of which is one minus the Effective Tax Rate and (y) any other losses, costs, damages, expenses (other than taxes but including attorneys fees and interest, penalties and additions to tax imposed on the National Parties by

                                       12



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
any taxing authority) as a result of such breach but only to the extent such damages result in a cash expenditure by one of the National Parties.

     Notwithstanding the foregoing, the Purchase Agreement provides that no indemnity will be provided by any Purchaser Party to the National MGP with respect to any Losses arising under the foregoing tax indemnity provisions to the extent that any such Losses or any portion thereof are attributable to (i) the Internal Revenue Service determining the National MGP is not a partner with respect to the Purchaser OLP or the Debt Indemnity is not recognized as an obligation by the National MGP to make payments with respect to the Indemnified Debt or reimburse a third party with respect to the Indemnified Debt resulting in the Indemnified Debt not being allocated to the National MGP under Code
Section 752 or (ii) any merger of the National MGP with or into Triarc or an affiliate of Triarc, or any transfer of the Acquired Interests prior to the closing of the Merger permitted by the Purchase Agreement, results in the recognition by the National MGP, National SGP or any transferee thereof or any successor thereto of any income or gain for federal income tax purposes, except in each case to the extent such determination results from the breach by Purchaser or Purchaser Holdings of any provision of the Purchase Agreement.

     Upon the terms and subject to the limits of a guaranty agreement, Columbia Energy Group has agreed to guarantee the Purchaser Parties' indemnification obligations for any breaches of the tax-related provisions described in the first and second paragraphs under 'Agreements with Respect to Tax Matters' above.

     The National MGP and the Purchaser agreed in the Purchase Agreement that, at any time until the expiration of the Debt Indemnity, the fair market value of the assets of National OLP will be determined in accordance with an appraisal conducted by a valuation firm (the 'Original Appraiser') prior to closing of the Merger, performed in a manner consistent with the assumptions and methodologies used by such firm in its appraisal of the assets upon formation of National OLP; provided that, if such appraisal places the value of the depreciable and amortizable assets at less than $117 million, the Purchaser may cause an appraisal of such assets to be performed by an independent, nationally recognized appraiser selected by it. If the second appraisal places the value of such assets at $130 million or less, the National MGP and the Purchaser will, for all tax and Code Section 704 book purposes, utilize such value. If the second appraisal places the value of such assets at more than $130 million, the value placed on such assets by the first appraisal shall be utilized for all tax and Code Section 704 book purposes. The preliminary appraisal conducted by the Original Appraiser resulted in a value for such assets at the low end of the $117-$130 million range, which if confirmed in the final report, would eliminate the need for a second appraisal.

     Consents, Approvals and Filings. The Purchase Agreement provides that each of the parties thereto will use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Purchase Agreement, including but not limited to making all required regulatory filings and applications and obtaining all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental entities or authorities and parties to contracts as are necessary for the consummation of the Merger and other transactions contemplated by the Purchase Agreement and to otherwise fulfill the conditions to the consummation of the Purchase Agreement.

     The Purchase Agreement further provides that, during the period from the date of the Purchase Agreement to the Effective Time, the parties will use commercially reasonable efforts to obtain any consents necessary to transfer title to, and shall use their respective commercially reasonable efforts to transfer title to, any assets used primarily in the business of the National MLP or the National OLP (whether owned by the National MLP or the National MGP, but excluding the capital stock of any subsidiaries of the National MGP) including, but not limited to, any tradenames, intellectual property rights, real property rights or personal property rights, from the National MGP, the National SGP and the National MLP to the National OLP. If any such consents are not obtained, the National MGP will use its commercially reasonable efforts to take such other action as may be necessary to provide the Purchaser OLP (as defined in the Purchase Agreement) with rights to such assets substantially equivalent to those held by the National MGP, the National SGP and the National MLP.

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     The National MGP and Purchaser General Partner also agreed to cooperate in
(a) causing the National MGP, the National MLP and the National OLP to take all actions necessary to comply with applicable requirements of environmental and health and safety laws concerning the transfer of property, assets, stock or a business, (b) effectuating the issuance, assignment or transfer, as promptly as is reasonably possible on or after the Effective Time, of all licenses or permits required as of the Effective Time, and (c) identifying, preparing and filing any notices or reports required from Purchaser General Partner in connection with the transfer or issuance of the required permits.

     Representations and Warranties. The Purchase Agreement contains various customary representations and warranties of the parties thereto. These include representations and warranties of the National MLP, the National General Partners and Triarc with respect to, among other things, the following matters:
(i) organization, existence, powers and qualification, (ii) partnership or corporate authority to enter into the Purchase Agreement, (iii) the filings of the National MLP made with the Commission, (iv) the financial statements of the National MLP, (v) the documents relating to the Offer, (vi) the absence of certain material adverse changes, (vii) ownership of the Acquired Interests,
(viii) non-contravention of the Purchase Agreement with certain laws, agreements or orders, (ix) absence of defaults under certain agreements or orders, (x) completeness of documents provided, (xi) brokerage arrangements, (xii) undisclosed liabilities, (xiii) absence of certain litigation, (xiv) compliance with laws, and (xv) certain environmental, labor, insurance, intellectual property, employee benefits and tax matters.

     The Purchaser, Purchaser General Partner and Purchaser Holdings have also made certain representations and warranties with respect to, among other things, the following matters: (i) organization, existence, powers and qualification,
(ii) partnership or corporate authority to enter into the Purchase Agreement,
(iii) non-contravention of the Purchase Agreement with certain laws, agreements or orders, (iv) absence of defaults under certain agreements, (v) the documents relating to the Offer, (vi) the sufficiency of funds to acquire the Acquired Interests, and (vii) brokerage arrangements.

     Termination of Indemnities and Survival Periods. All obligations of the National MGP (other than obligations with respect to payments that may become due as a result of any claims made by any holder of Indemnified Debt prior to the date of termination) with respect to the Debt Indemnity shall terminate upon the sale of the Special OLP Interest pursuant to the Put Notice or Call Notice (both as defined in the Purchase Agreement). None of the representations and warranties in the Purchase Agreement survive the Acceptance Date, other than certain representations and warranties concerning (i) organization, existence, powers, qualification and partnership or corporate authority to enter into the Purchase Agreement (Sections 3.1 and 3.2 of the Purchase Agreement), which will survive until April 5, 2000, and (ii) ownership of and title to the Acquired Interests (Section 3.7 of the Purchase Agreement), which do not terminate. All covenants, agreements and indemnities contained in the Purchase Agreement which by their terms are to be performed after the closing of the Merger and the other transactions shall survive the closing of the Merger.

     Access to Information. Under the Purchase Agreement, from the date of the Purchase Agreement to the Effective Time or until the Purchase Agreement is terminated as provided therein, each of the National MGP and the National MLP will provide, and the National MGP will cause the National OLP to provide, to each of the Purchaser Parties reasonable and prompt access to all of its books, records (including making copies as reasonably requested), assets, properties, employees, agents and representatives, and will furnish or cause to be furnished, as applicable, to each of the Purchaser Parties such information as any such party may reasonably request, upon prior notice and during normal business hours, unless that access and disclosure would violate the terms of any Agreement to which any of the National Parties or the National OLP is bound or any applicable law or regulation. Each of the Purchaser Parties has agreed, until the closing of the Merger, to maintain the confidentiality of any data or information so acquired in accordance with the terms of an existing confidentiality agreement between Purchaser Holdings and Triarc.

     Information Statement; Agreement to Execute Written Consents. The Purchase Agreement provides that as soon as practicable following the purchase of all National Common Units validly tendered and not withdrawn pursuant to the Offer, if required by applicable law, the National MGP will file an information statement (the 'Information Statement') with the Securities and Exchange Commission (the 'SEC') under the Exchange Act, and will use its commercially reasonable efforts to have the Information Statement cleared by the SEC. Purchaser General Partner and the National MGP further agreed to cooperate with each other in the preparation of any Information Statement, and the National MGP agreed to notify Purchaser General Partner of the receipt of any comments of the SEC with respect to any Information Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information and agreed to provide to Purchaser General Partner promptly copies of all correspondence between the National MGP or any representative of the National MGP and the SEC.

     Under the Purchase Agreement, the Purchaser has agreed to execute a consent, on the first business day following expiration of twenty calendar days from the date of mailing of the Information Statement, as the holder of the majority of the National Common Units, and the National MGP has agreed to so execute a consent, as the holder of all of the National Subordinated Units, to approve all of the transactions contemplated by the Purchase Agreement.

     Amendment; Binding Effect and Assignment. The Purchase Agreement provides that no supplement, modification or waiver of the Purchase Agreement will be binding unless executed in writing by the party to be bound thereby. The parties agreed that the Purchase Agreement will be binding upon and inure to the benefit of the parties thereto and their respective successors and permitted assigns; but neither the Purchase Agreement nor any of the rights, benefits or obligations thereunder may be assigned, by operation of law or otherwise, by any party thereto without the prior written consent of either Purchaser General Partner or the National MGP, as applicable, other than as set forth therein. Nothing in the Purchase Agreement, express or implied, is intended to confer upon any person or entity other than the parties thereto and their respective successors and permitted assigns any rights, benefits or obligations thereunder.

The Payment Guaranty Agreement. Upon the terms and subject to the limits of a guaranty agreement. Columbia Energy Group has agreed to guarantee the Purchaser Parties' indemnification obligations for any breaches of the tax-related provisions described in the first and second paragraphs under 'Agreements with Respect to Tax Matters' above, for a specified maximum amount, which maximum amount declines according to a schedule over the 15 year term of such guaranty.

Indemnification Matters. Certain officers and directors of the National MGP have indemnification rights under the charter and bylaws of the National MGP and National SGP, as well as in the National MLP Partnership Agreement and the National OLP Partnership Agreement. In addition, each of the National MGP's directors have entered into Indemnification Agreements with the National MGP, copies of which are filed as Exhibits 7, 8, 9, 10 and 11 hereto and incorporated herein by reference. The performance by the National MGP of its obligations under each of the Indemnification Agreements has been, in each case, guaranteed by Triarc pursuant to Guaranty Agreements, copies of which are filed as Exhibits 12, 13, 14, 15 and 16 hereto and are incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) Recommendation. The National Board, acting on the recommendation of the Special Committee, has unanimously approved and adopted the Purchase Agreement, the Offer and the Merger and has determined that the Offer and the Merger are fair to and in the best interests of the holders of National Common Units. For the reasons set forth under (b) below, the National Board unanimously recommends that the holders of National Common Units accept the Offer and tender their National Common Units.

     Any determination of fairness involves many different issues and considerations, and is inherently subjective. Further, conflicts of interest were present in negotiating and structuring the transaction and in determining the allocation of the consideration to be received by the holders of National Common Units, on the one hand, and the General Partners, on the other hand. Triarc, the parent of the National MGP, has differing interests in the National MLP from you. Eachmember of the National Board is or was either an officer or director of Triarcor a subsidiary of Triarc, or has had business relationships with Triarc, asubsidiary of Triarc, or members of Triarc's Board of Directors. We thereforeencourage you not to rely solely on the Board of Directors' recommendation in determining whether to accept the offer and tender your common units, but rather to independently consider the information included herein as well as other available information about the National MLP.

     In addition, the process by which the Special Committee considered the fairness of the Transactions was not the equivalent of an arms' length negotiation with the National MGP and Triarc. In this regard, (i) the director who served on the Special Committee was also a director of the National MGP, with social and professional ties to the other directors of the National MGP, and with statutory fiduciary duties to the shareholders of the National MGP and
(ii) the Special Committee did not have available to it, as a practical matter, the management resources that would have been available to an independent company negotiating with Triarc. The Special Committee and its financial and legal advisors, however, had access to all available information that was provided to potential purchasers of the National MLP. It should also be noted that the Special Committee did not have any direct discussions or contacts with any potential purchaser of the National MLP (although it did have a number of meetings with the National MGP and with Triarc).

     Mr. Ryckman, the sole member of the Special Committee, currently serves as a member of the National Board and serves as chairman and/or director of a number of other companies. From 1986-1988, Mr. Ryckman served on the Board of Directors of Triangle Industries, Inc., a public company then controlled by Mr. Nelson Peltz and Mr. Peter May. Messrs. Peltz and May are directors of the National MGP and serve, respectively, as Chairman and Chief Executive Officer and President and Chief Operating Officer, as well as directors of Triarc. Messrs. Peltz and May have each invested in private investment funds managed by Mr. Ryckman and each currently owns investments with a cost basis of approximately $100,000 in such a fund. For his service on the Special Committee, Mr. Ryckman will be paid a fee of $50,000 plus $750 per meeting of the Special Committee and will be reimbursed for his out-of-pocket expenses related to his service on the Special Committee. He will also be entitled to, as are all members of the National Board, certain rights of indemnification by the National MGP that have been guaranteed by Triarc.

     (b) Background; Reasons for the Recommendation.

     Ownership of the National MLP and the Decision to Sell. Beginning in April 1993 (the date that a change of control of Triarc occurred), Triarc's business strategy included focusing its business resources on its then four core businesses: beverages, restaurants, textiles and specialty chemicals and liquefied petroleum gas. Beginning in 1995, Triarc began the process of expanding its beverage business by acquiring Mistic Brands, Inc. At approximately the same time, Triarc retained investment banking firms to review strategic alternatives to maximize the value of its textiles and specialty chemicals and liquefied petroleum gas businesses. In April 1996, Triarc completed the sale of its textile business and in July 1996 Triarc completed the National MLP's IPO which resulted in the sale to the public by Triarc of approximately 57% of the National MLP. Following the National MLP's IPO, Triarc continued to expand its beverage business, acquiring Snapple Beverage Corp. and Cable Car Beverage Corporation. In December 1997, Triarc completed the sale of its specialty chemical business and effective as of the close of business on December 28, 1997, Triarc began to account for its interest in the National MLP utilizing the equity method of accounting. Thus, by the end of 1997, Triarc had become a consumer products company, focusing on its beverage and restaurant franchising business.

     In the spring of 1996 and following the National MLP's IPO, Triarc had discussions with numerous potential purchasers (including publicly traded propane retailers, other entities in the propane distribution business and financial buyers), regarding a potential transaction involving the National MLP. Through 1998, more than ten parties executed confidentiality agreements with Triarc and received confidential information regarding the National MLP. In several instances beginning in late 1997 and through 1998, discussions with third parties advanced to a stage where outside advisors of Triarc and of potential purchasers discussed, over a course of months, possible transactions. None of these discussions, however, led to an agreement.

     Because the National MLP's operating results were below budget during the 1997-1998 winter season, the National OLP was unable to comply with certain covenants under the Credit Agreement and bank lenders (the 'Banks') thereunder. As a result, in March 1998, the National MLP was required to negotiate certain amendments to the Credit Agreement. Effective as of December 31, 1997, these amendments modified certain covenants, reduced the amount of the acquisition facility from $40.0 million to $20.0 million, and extended the conversion date of the acquisition facility from June 30, 1998 to June 30, 1999 (at which time the acquisition facility begins scheduled amortization). At the time of such amendments, the National MGP agreed to forego any additional distributions on its National Subordinated Units in order to facilitate compliance with covenant restrictions in the Credit Agreement. Accordingly, no distributions were declared or paid on the National Subordinated Units with respect to the National MLP's 1998 fiscal year. By June 30, 1998, however, the National MLP was again not in compliance with certain covenants of the Credit Agreement and further amendments to the debt agreements were negotiated. As a result of these amendments, which were effective as of June 30, 1998, (i) the working capital facility was reduced from $15.0 million to $10.0 million; (ii) the Banks' commitment under the acquisition facility was permanently reduced from $20.0 million to the outstanding borrowings at June 30, 1998 of approximately $13.0 million; (iii) Triarc was permitted (but not obligated) to prepay through February 14, 1999 up to $10.0 million principal amount of indebtedness owed the National OLP under the $40.7 million Triarc Note; and (iv) to the extent amounts received from such prepayments were not used to make distributions to common unitholders, such amounts could be included in the National MLP's determination of consolidated cash flow for purposes of compliance with certain leverage and interest coverage ratios requirements. During August and September 1998, Triarc prepaid an aggregate of $10.0 million of principal (plus accrued interest), the maximum amount permitted to be prepaid under the amendments. A portion of the Triarc Note prepayments were used to pay distributions to Common Unitholders for the quarter ended June 30, 1998. The National MLP paid approximately $1.2 million in fees and expenses relating to the various amendments to its debt agreements in 1998. In addition, subsequent to such amendments, Fitch IBCA ('Fitch'), a nationally recognized rating agency, conducted its first credit analysis review of the National MLP since the issuance of the National OLP's First Mortgage Notes in July 1996. Following this review, the National MLP was notified by Fitch that it had downgraded its rating on the First Mortgage Notes from 'BBB' to 'BB'. As a result of the downgrade, the First Mortgage Notes were no longer considered investment grade securities and the interest rate payable under the Credit Agreement increased.

     As financial results continued to be negatively impacted by warmer-than-usual weather conditions, as well as a loss of customers, the National MLP announced on October 21, 1998 that it had reduced by half the quarterly distribution payable on the National Common Units for the third quarter of 1998.

     The Bid Process. By December 1998, three parties had indicated to Triarc significant interest in purchasing the National MLP. Two of the parties ('Bidder A' and 'Bidder B,' respectively) are publicly traded limited partnerships engaged in the retail marketing of propane, each of which had previously received material non-public information when each entered into a confidentiality agreement with Triarc. The third party, the Purchaser (together with Purchaser Holdings and the Purchaser General Partner, referred to herein as 'Columbia Propane'), is a subsidiary of Purchaser Holdings, a wholly-owned subsidiary of Columbia Energy Group, an integrated energy company based in Herndon, Virginia. On November 30, 1998, Columbia Propane had its first meeting with Triarc regarding a potential acquisition of the National MLP. Following this meeting, the parties executed a confidentiality agreement and Columbia Propane was provided with certain non-public financial operating information concerning the National MLP.

     Between December 17, 1998 and December 23, 1998, Andrews & Kurth L.L.P. ('A&K'), counsel to Triarc, forwarded to each of the three potential purchasers a bid package containing an invitation for each purchaser to submit a firm written offer and guidelines for the offer, and a form of purchase agreement which each purchaser was invited to mark with proposed alterations. Offers were required to be received by Triarc and A&K by 12:00 noon on Wednesday, January 6, 1999 and kept open until the close of business Friday, February 26, 1999. In addition, each bidder was encouraged to consult with A&K regarding the form of purchase agreement and was made aware that a final purchase agreement would have to be approved by a Special Committee of the National Board, and by the holders of First Mortgage Notes. The form of purchase agreement originally sent to each of Bidder A and Bidder B contemplated a unit-for-unit merger. The form of purchase agreement sent to Columbia Propane (which does not have publicly traded limited partnership interests) contemplated a cash tender offer for National Common Units followed by a purchase, in a merger, of the remaining National Common Units, and a purchase of the National Subordinated Units, the general partner interests in the National

MLP, the unsubordinated general partner interests in the National OLP and the limited partner interests in the National OLP held by the National MLP's general partners (the 'General Partner Interests'). Eventually, all three potential purchasers received and reviewed a form of the purchase agreement contemplating the cash tender offer.

     While the transaction structure under the unit-for-unit purchase agreement and the cash tender offer purchase agreement differed, both were similar in many respects, including the following key goals:

          (i) Consideration to the public holders for their National Common Units had to be cash or a marketable security;

          (ii) Consideration to Triarc and the General Partners of the National MLP for the transfer of general and subordinated limited partnership interests would consist of effective forgiveness of the remaining $30.7 million principal balance of the Triarc Note, together with some additional cash consideration; and

          (iii) Deferral of recognition of a tax gain which would otherwise be recognized upon a sale of all of the National MGP's interest in the National OLP.

     Between January 6, 1999 and January 12, 1999, Triarc and A&K received an offer letter and a marked copy of the form of purchase agreement from each of Bidder A, Bidder B and Columbia Propane.

     Triarc and A&K analyzed the bids and the contracts proposed by the three bidders following receipt of these materials. The following is a summary of the salient points of the three bids:

     Bidder A:           (i) A unit-for-unit merger based on a fixed exchange ratio effectively offering
                         (as of January 6, 1999, the date of receipt of the offer) $8.39 in market value in
                         Bidder A's common units per National Common Unit, (ii) forgiveness of the Triarc
                         Note and a cash payment of $7.5 million for substantially all of the General
                         Partner Interests, (iii) limited protection for Triarc's anticipated tax deferral,
                         (iv) a $10.0 million working capital requirement at closing; (v) significant additional representations and warranties and post-closing indemnification liabilities for breach, and (vi) an array of transactional costs (including those relating to the advisors to the Special Committee, discussed below) to be borne by
                         Triarc. In addition, Bidder A's offer required the consent of its lenders, as well as those of the National OLP. Bidder A's offer expired at 5:00 p.m. on January 20,
                         1999 unless Bidder A was to be invited to negotiate on an exclusive basis.
     Bidder B:           (i) A unit-for-unit merger based on a fixed dollar amount of $8.00 in market value of Bidder B's common units per National Common Unit, (ii) forgiveness of the Triarc
                         Note and a cash payment of $5.0 million for substantially all of the General
                         Partner Interests, (iii) a condition to the merger that the unit price of Bidder B and of the National MLP not fluctuate outside of a 15% band, and (iv) an employee retention program granting Bidder B broad discretion over the number of employees to be retained, and the number to be terminated, following an acquisition. In addition, Bidder B's offer required the consent of its lenders, as well as those of the National OLP.
     Columbia Propane:   (i) A cash tender offer based on $8.00 per National Common Unit, (ii) forgiveness of the Triarc Note and a cash payment of $5.0 million for substantially all of the
                         General Partner Interests, (iii) limited protection for Triarc's anticipated tax deferral, (iv) significant additional representations and warranties and post-closing indemnification liabilities for breach, and (v) an array of transactional costs (including those relating to the advisors to the Special
                         Committee) to be borne by Triarc.

     On January 8, the National Board met and was updated on the status of the efforts to sell the National MLP. At the meeting, the Chairman of the National Board stated that he deemed it advisable and in the best interest of the National MLP's Common Unitholders to designate a special committee (the 'Special Committee') of the Board of Directors to review and evaluate any agreement that may be reached regarding a potential transaction and to make a recommendation on behalf of the holders of the National Common Units with respect to any such agreement. Thereafter, the National Board appointed Willis G. Ryckman, III, as the sole member of the Special Committee, to review and evaluate a proposed transaction and to make a recommendation to the National Board with respect to such transaction on behalf of holders of the National Common Units. Mr. Ryckman was authorized to employ legal and financial advisors to assist him. By establishing the Special Committee and providing for the employment of legal and financial advisors for the Special Committee, Triarc and the National MGP did not directly or indirectly agree to assume any additional duties or responsibility to you with respect to a possible transaction.

     Mr. Ryckman, the sole member of the Special Committee, currently serves as a member of the National Board and serves as chairman and/or director of a number of other companies. From 1986-1988, Mr. Ryckman served on the Board of Directors of Triangle Industries, Inc., a public company then controlled by Mr. Nelson Peltz and Mr. Peter May. Messrs. Peltz and May are directors of the National MGP and serve, respectively, as Chairman and Chief Executive Officer and President and Chief Operating Officer, as well as directors of Triarc. Messrs. Peltz and May have each invested in private investment funds managed by Mr. Ryckman and each currently owns investments with a cost basis of approximately $100,000 in such a fund. For his service on the Special Committee, Mr. Ryckman will be paid a fee of $50,000 plus $750 per meeting of the Special Committee and will be reimbursed for his out-of-pocket expenses related to his service on the Special Committee. He will also be entitled to, as are all members of the National Board, certain rights of indemnification by the National MGP that have been guaranteed by Triarc.

     Between January 8, 1999 and January 19, 1999, the Special Committee interviewed five law firms and on January 19 engaged Dewey Ballantine LLP ('Dewey Ballantine') as its legal advisor. In addition, after interviewing four investment banks, the Special Committee selected Lehman Brothers Inc. ('Lehman Brothers') on January 20 as its financial advisor. Shortly after their engagement, Lehman Brothers and Dewey Ballantine participated in a presentation prepared by senior management of the National MGP, and Lehman Brothers and Dewey Ballantine reviewed documents set up in a data room (discussed below) and began their due diligence review.

     The Special Committee had its first meeting with its financial and legal advisors on February 5. Dewey Ballantine advised the Special Committee at that time of the role of the Special Committee and its duties in evaluating any transaction involving a sale of the National Common Units. Following this meeting, the Special Committee held 13 additional meetings with representatives from Dewey Ballantine and/or Lehman Brothers through April 1, 1999. At these meetings, discussions were held on numerous issues, including the progress of the due diligence activities undertaken by Dewey Ballantine and Lehman Brothers, respectively, the progress of Lehman Brothers' financial analysis of the proposed transaction, and the progress of the negotiations with each of the bidders regarding the terms of the proposed transaction and the Purchase Agreement.

     During the week of January 11, Triarc and A&K worked with the National MLP's senior management to assemble a data room containing publicly available and non-publicly available information on the National MLP. In addition, during that week, Eric D. Kogan, Executive Vice President -- Corporate Development of Triarc, was in contact with representatives of each of the three bidders regarding the terms of their respective offers and scheduled for each bidder a management presentation and an opportunity to review the information in the data room and ask questions of the senior management of the National MGP.

     Between Wednesday, January 20, 1999 and Tuesday, January 26, 1999, each of Bidder A, Bidder B and Columbia Propane was invited, together with legal and financial advisors, to spend two days in the data room, and receive a management presentation. Subsequent to its visit, each bidder received additional information in response to its inquiries.

     On Thursday, January 28, having provided each bidder with access to the data room and with a management presentation, Mr. Kogan invited each of the bidders in writing to resubmit a firm written offer, together with a revised mark-up of the form of purchase agreement, by Wednesday, February 3, and requested that such offers remain open through Friday, March 5.

     On Friday, January 29, the National MLP publicly announced that, based on preliminary indications, it expected to report EBITDA for the 12 months ended December 31, 1998, to be significantly lower than the $22.1 million of EBITDA in 1997, and a net loss was expected for 1998 compared to net income of $3.8 million in 1997. In addition, the National MLP also announced that the National Board had eliminated the National MLP's quarterly distribution to holders of National Common Units with respect to the quarter ended December 31, 1998. The National Board noted that eliminating the distribution was necessary to maintain financial flexibility in future quarters, and that, based on preliminary operating results for the 1998 fourth quarter, it was likely that the National MLP would not meet certain financial covenant tests contained in its debt agreements for the period ended December 31, 1998. Finally, the National MLP also announced that the National MGP was continuing to consider various strategic alternatives to maximize the value of the National MLP, and that the National MGP was involved in active discussions with several third parties concerning a sale or merger of the National MLP.

     On February 3 and 4, Triarc and A&K received a revised offer and a marked form of purchase agreement from each of Bidder A, Bidder B and Columbia. The following is a summary of the salient changes from their prior bids:

     Bidder A:           (i) an increase, to $10.00 in market value of Bidder A's common units, in the unit-for-unit consideration payable for each National Common Unit, (ii) a decrease, to $5.0 million, in the cash payment for the General Partner Interests,
                         (iii) increased assurance that Triarc would achieve its anticipated tax deferral, and (iv) assumption by the purchaser of many of the transaction expenses of the
                         General Partners. In addition, Bidder A advised Triarc that its offer would remain open through 12:00 noon on Monday, February 15 unless Bidder A was invited to negotiate on an exclusive basis. As earlier, this bid remained dependent on receipt of consents of lenders to both the National OLP and lenders to the bidder.
     Bidder B:           (i) a decrease, to $7.25, in the consideration for each National Common Unit, to be offered in a cash tender offer, (ii) an increase, to $7.0 million, in the cash payment for the General Partner Interests, (iii) new provisions regarding cash and working capital requirements at closing, and (iv) a sharing of many of the transaction expenses of the General Partners. As earlier, this bid remained dependent on receipt of consents of lenders to the National OLP and lenders to the bidder.
     Columbia Propane:   (i) an increase, to $9.00, in the consideration payable for each National Common
                         Unit, (ii) significant additional conditions to purchase of National Common Units in a tender offer, (iii) increased assurance that Triarc would achieve its anticipated tax deferral, and (iv) assumption by the purchaser of many of the transaction expenses of the General Partners and certain severance costs.

     On Thursday, February 4, in response to an inquiry from (and following execution of a confidentiality letter by) a propane distribution subsidiary of a large, publicly-traded energy concern, representatives of Triarc met with a new potential bidder and its counsel, and presented an overview of the National MLP's business and the sale process. This bidder and its counsel spent two days reviewing materials in the data room before notifying Triarc that it would not pursue a transaction involving the National MLP.

     Also on Thursday, February 4, Mr. Kogan received an inquiry from another publicly traded limited partnership engaged in the retail distribution of propane, regarding an interest in acquiring the National MLP. Following the execution of a confirmation letter regarding an existing confidentiality agreement, a form of purchase agreement and procedures letter were sent to this party, who met with representatives of Triarc on Sunday, February 7, to receive an overview of the National MLP's business and the sale process. This party spent one day reviewing materials in the data room, declined Triarc's invitation to return for a second day of review and subsequently notified Triarc that it had decided not to pursue a purchase of the National MLP.

     On Monday, February 8, Triarc and its representatives had an extended conference call with the Special Committee's advisors, regarding a preliminary analysis by the Special Committee of the bids, and Triarc's responses to the bidders. The group focused on, among other things, the need for each of the bidders to increase its bid price and demonstrate certainty of financing. Later that afternoon, Mr. Kogan spoke with representatives of each of the bidders about the concerns of Triarc and the Special Committee with their respective bids.

     On Tuesday, February 9, Mr. Kogan continued his discussions with representatives of each of the bidders. That afternoon, Mr. Kogan heard from a representative of Bidder B that Bidder B was willing to (i) consider raising its offer price for the National Common Units from $7.25 to $8.50 per unit in a cash tender offer, and (ii) assume up to $1.0 million of expenses of the Special Committee, but that it was unwilling to take further action beyond its previous filing of a shelf registration statement, whether through a bridge financing or otherwise, to alleviate the uncertainties associated with financing of its bid.

     On Wednesday, February 10, Triarc and its representatives had a meeting with the Special Committee and its advisors, to update the Special Committee as to the status of Triarc's negotiations with the three bidders, and to hear the Special Committee's views on the negotiation process to date.

     On Friday, February 12, representatives of Triarc engaged in an extended conference call with Bidder A and its advisors regarding open issues. Near the end of the meeting, Triarc believed that it had made significant progress on a number of substantive issues. At this point, Bidder A requested that Triarc agree to negotiate exclusively with it. Triarc responded by requesting that the parties meet to review and agree on language in the purchase agreement embodying the resolution of the issues discussed that day, and that Bidder A file a shelf registration statement to enhance its ability to finance an offer. As the meeting ended, Triarc invited Bidder A and its representatives to meet face-to-face at any time over the next three days, but the offer was declined.

     Also on February 12, Columbia Propane sent a letter to Triarc clarifying some of the positions stated in its February 3 submission. Among other things, Columbia Propane noted that its additional due diligence would be confirmatory in nature, and requested a meeting with the Special Committee and with holders of the First Mortgage Notes. Due to the status of the sale process, Triarc indicated that a meeting with the Special Committee would be premature.

     By Saturday morning, February 13, A&K distributed revised purchase agreements to the three bidders, which incorporated a number of the comments received from the bidders. Over the course of the weekend, Mr. Kogan spoke with each of the bidders regarding the status of their offer. In addition, in light of the expiration of Bidder A's offer on Monday, February 15 (as noted in Bidder A's revised offer received on February 3), Mr. Kogan informed Bidder B and Columbia Propane that Triarc requested that responses to the most recently distributed contract be submitted by Monday, February 15.

     On Monday, February 15, the financial advisor for Bidder B submitted a letter summarizing proposed changes to Bidder B's offer. Separately that day, during a conference call between A&K and representatives of Columbia Propane, Columbia Propane agreed to increase its offer for each National Common Unit in a tender offer to $9.50. In addition, Bidder A agreed verbally to extend the time through which Triarc could accept its offer to noon on February 18.

     On Tuesday, February 16, Triarc received from Columbia Propane a revised draft of the Purchase Agreement and discussed the proposed changes with A&K and representatives of Columbia Propane. Over the next 48 hours, Triarc and A&K analyzed the revised offers and continued to have discussions with all bidders. The following summarizes the salient changes from their prior bids, and certain of the perceptions of Triarc to the bids as changed:


     Bidder A:           (i) an increase, to $10.25 in market value of Bidder A's common units, in the unit-for-unit consideration payable for each National Common Unit; (ii) a decrease, to $1.0 million in the cash payment for the General Partner Interests;
                         and (iii) a written confirmation that its deadline had been extended to February
                         18 at 12:00 noon. While Triarc considered the $10.25 offer for each National
                         Common Unit to be attractive, it considered Bidder A's proposal generally to be less likely to be consummated than Columbia Propane's, in view of, among other things, Bidder A's size relative to the other bidders, its need for financing
                         (particularly without a shelf registration statement on file with the SEC) and the need for consent of its lenders.
     Bidder B:           An increase, to $9.00, in the cash consideration payable for each National Common
                         Unit. Triarc considered Bidder B's offer to be less likely to be consummated than
                         Columbia Propane's, in view of, among other things, market uncertainties associated with Bidder B's financing, and the need for consent of Bidder B's lenders.
     Columbia Propane:   An increase, to $9.50, in the consideration payable for each National Common Unit.
                         Triarc believed that, in view of the lack of a financing contingency, and no need for consent of its lenders, Columbia Propane's bid had a considerably higher likelihood of consummation than did that of Bidder A or Bidder B.

     On Wednesday, February 17, representatives of Triarc had meetings with the Special Committee to discuss the status of negotiations with the three bidders and to analyze the financeability of each proposal.

     On Thursday, February 18, A&K distributed the revised Columbia Propane purchase agreement. Meanwhile, Bidder A's offer expired. A&K had a conference call with Columbia Propane for the purpose of setting up a meeting to review the latest version of the Purchase Agreement.

     On Friday, February 19, representatives of A&K asked counsel for Bidder A whether Bidder A was prepared to continue negotiations with Triarc in view of the expiration of Bidder A's offer. Counsel for Bidder A informed A&K that Bidder A was not prepared to continue negotiations.

     Also on February 19, Triarc and A&K had an extended meeting with representatives of Columbia Propane to further discuss the purchase agreement as distributed on February 18, to discuss a number of open issues, including certain tax issues and conditions to an offer. Following that meeting, A&K distributed to Columbia Propane and to LeBoeuf, Lamb, Greene & MacRae L.L.P. ('LeBoeuf Lamb'), its outside counsel, and PaineWebber Incorporated ('PaineWebber'), its financial advisor, a revised form of purchase agreement embodying the changes discussed the prior evening. On Monday, February 22, representatives of Triarc, A&K and LeBoeuf Lamb met to discuss the draft purchase agreement.

     In January 1999 the Banks waived any default under the Credit Agreement with respect to the National OLP's failure to deliver an Officer's Certificate with respect to the twelve months ended December 31, 1998 on or prior to January 20, 1999 and permitted such certificate to be delivered on or before February 20, 1999. On February 20, 1999, pursuant to the January waiver, the National OLP furnished the Officer's Certificates to BankBoston, N.A. (the 'Administrative Agent') and the Banks with respect to the year ended December 31, 1998 as well as the certificate for the twelve months ended January 31, 1999. Pursuant to such Officer's Certificates, the National OLP notified the Administrative Agent and the Banks that the National OLP's ratio of total funded debt to consolidated cash flow as of December 31, 1998, was in excess of the maximum permitted ratio pursuant to the Credit Agreement (the 'Leverage Ratio Default'). The Leverage Ratio Default under the Credit Agreement was waived pursuant to a letter agreement (the 'February Waiver Letter') that, in addition to waiving the year-end non-compliance, also waived subsequent defaults relating to the leverage ratio for any period ending on or prior to August 31, 1999, subject to satisfaction of certain conditions. The conditions to such future waivers included, among others, that the National OLP deliver a purchase and sale agreement from a creditworthy buyer on or before April 30, 1999 providing for full repayment of loan obligations under, and termination of, the Credit Agreement, that the National OLP deliver monthly certificates to the Banks' satisfaction regarding the status of the sale process, indicating that such sale would be consummated on or before September 30, 1999 and that the National MLP not make distributions to holders of National Common Units until all bank indebtedness was repaid in full. In addition, the February Waiver Letter prohibited any additional borrowings under the Credit Agreement without the consent of each Bank.

     On Tuesday, February 23, representatives of Triarc, A&K, Columbia Propane, LeBoeuf Lamb and PaineWebber met regarding open issues in the draft purchase agreement, and regarding an exclusivity agreement and a payment guaranty agreement for the tax indemnification. At this time, Columbia Propane and Triarc agreed to enter into an exclusivity agreement. The exclusivity agreement provided for (among other things) an exclusivity period ending March 23, during which time (i) Triarc would not solicit any other bids, (ii) Columbia Propane would have the ability to conduct confirmatory due diligence, and (iii) efforts would be made to obtain consents of the holders of the First Mortgage Notes to the proposed transaction.

     Following the execution of the exclusivity agreement with Columbia Propane,
(i) Mr. Kogan informed representatives of Bidder A and Bidder B that during the exclusivity period, Triarc was no longer able to discuss with them their respective bids, and (ii) Triarc and Columbia Propane outlined arrangements for Columbia Propane's confirmatory due diligence. Starting on Thursday, February 25, representatives of Columbia Propane, LeBoeuf Lamb and Columbia Propane's third-party consultants visited the data room to continue its confirmatory due diligence review of the National MLP.

     On Sunday, February 28, Mr. Kogan and the National MLP's senior management met with representatives of Columbia Propane at the National MLP's headquarters in Cedar Rapids, Iowa, to continue the diligence effort. Later that week, Columbia Propane representatives, including personnel from its third-party consultants, began a series of on-site visits to National MLP facilities. A representative of the National MLP accompanied the Columbia Propane team at each site. In all, the Columbia Propane team visited over 80 sites during the exclusivity period.

     On Friday, March 5, representatives of Triarc and A&K conferred by telephone with the Special Committee's legal and financial advisors, Dewey Ballantine and Lehman Brothers. During the call, Mr. Kogan updated the Special Committee's advisors about two additional, informal, expressions of interest from third parties regarding a purchase of the National MLP, and about the status of the Columbia Propane bid. After an extended discussion of a number of aspects of the Columbia Propane bid and the exclusivity letter, counsel for the Special Committee indicated that:

          (i) The Special Committee requested an exception to the exclusivity letter to enable it to conduct independent discussions with other potential bidders (Triarc declined this request);

          (ii) The Columbia Propane offer of $9.50 per National Common Unit should be increased and did not otherwise provide a sufficient basis from which to conduct negotiations; and

          (iii) Triarc should consider reallocating Columbia Propane's proposed consideration as between Triarc and the General Partners, on the one hand, and the holders of National Common Units, on the other, to provide greater consideration to holders of National Common Units.

     On Thursday, March 18, the National Board met and discussed, among other things, recent operating results and the status of the potential transaction. Mr. Kogan updated the National Board of events since the last meeting, and outlined a preliminary view as to each Bidder's proposal, from the point of view of (i) pricing, (ii) certainty of consummation, and (iii) strength of contract. Mr. Brian L. Schorr, Executive Vice President and General Counsel of Triarc, discussed the terms of the proposed transaction with Columbia Propane as set forth in the Purchase Agreement. In addition, Mr. John L. Barnes, Jr., Executive Vice President and Chief Financial Officer of Triarc, notified the National Board of negotiations with lenders under the Credit Agreement and the February Waiver Letter.

     Also on March 18, the National MLP engaged Donaldson, Lufkin & Jenrette Securities Corporation ('DLJ') as its financial advisor in connection with soliciting consents from holders of the

First Mortgage Notes. Promptly thereafter, DLJ began discussions with holders of the First Mortgage Notes regarding noteholder consent to the transactions contemplated by the Purchase Agreement.

     On Friday, March 19, the Special Committee received a letter from Columbia Propane confirming its offer of $9.50 per National Common Unit, and further discussing its bid. Later that day, representatives of Triarc and A&K conferred by telephone with the Special Committee's legal and financial advisors. During the call, Mr. Kogan updated the Special Committee's advisors about the status of Columbia Propane's confirmatory due diligence and about DLJ's negotiations with holders of the First Mortgage Notes.

     On Monday, March 22, Mr. Kogan spoke with Michael J. Cannon, Senior Vice President of Lehman Brothers, in an effort to obtain guidance from the Special Committee's financial advisor as to what price per National Common Unit the Special Committee would deem to be fair to holders of National Common Units. Mr. Cannon declined to specify what price would be acceptable to the Special Committee, but stated the $9.50 offer price per National Common Unit should be increased, and that Triarc should consider reallocating Columbia Propane's proposed consideration as between Triarc and the General Partners, on the one hand, and the holders of National Common Units, on the other, to provide greater consideration to holders of National Common Units.

     On Tuesday, March 23, in separate calls, Mr. Kogan and Mr. Peter May, a director of the National MGP, spoke with Mr. Ryckman, again seeking guidance from the Special Committee as to what price per National Common Unit the Special Committee would deem to be fair to holders of National Common Units. Mr. Ryckman declined to cite a particular price or range of prices that would be acceptable to the Special Committee, and instead urged Triarc to obtain for the holders of National Common Units the best price available, and then report back to the Special Committee.

     On Friday, March 26, representatives of Triarc and Columbia met at Triarc's offices to receive from Mr. Kogan an update of Triarc's discussions with the Special Committee and with holders of the First Mortgage Notes. In addition, the parties discussed a number of unresolved issues, including those relating to a proposed limitation by Triarc on its indemnification for environmental liabilities. During those discussions, Columbia indicated a willingness to raise its offer by $0.10 to $9.60 per National Common Unit.

     Later in the afternoon of March 26, representatives of Triarc, including Mr. May, Mr. Kogan and Mr. Schorr, and A&K met with the Special Committee and its financial and legal advisors. Mr. Kogan told the Special Committee that, earlier in the day, he had told Columbia Propane that its bid price needed to be increased, and he reported Columbia Propane's willingness, as described above, to increase its bid price. The Special Committee met with its advisors, then returned to report to Triarc that Columbia Propane's offer price for each National Common Unit still needed to be increased. Triarc then met with counsel and returned to report to the Special Committee that it was willing to receive less consideration for its interest so that the aggregate consideration being received by the holders of National Common Units would be $10.00 per National Common Unit. In agreeing to the foregoing, Mr. May emphasized to the Special Committee that Triarc and the National General Partner were bearing a disproportionate burden of expenses, closing costs, and post-closing responsibilities, as compared to the holders of National Common Units; in this light, Mr. May said, Triarc was not prepared to forego forgiveness of any part of the Triarc Note.

     On March 26, after the meeting described above, the Special Committee conferred with its financial and legal advisors regarding the proposal from Triarc. Thereafter, the financial and legal advisors to the Special Committee met with Mr. Kogan and with Mr. Schorr to advise them of the Special Committee's view that while the total enterprise value being offered by Columbia Propane was adequate, the allocation of Columbia Propane's proposed consideration as between Triarc and the General Partners, on the one hand, and the holders of National Common Units, on the other, was not sufficiently in favor of the holders of National Common Units. The Special Committee's advisors indicated the Special Committee would be in a position to recommend a proposal that would supplement the proposed price of $10.00 per National Common Unit with the payment by Triarc of $25 million under the Triarc Note, with all such payment being distributed pro rata to the holders of the National Common Units (i.e., increasing the total consideration to be received by holders of National Common Units by approximately an additional $3.73 per National Common Unit).

     On Tuesday, March 30, the National Board met. In addition to National Board members, the Special Committee's legal and financial advisors were in attendance, along with Mr. Schorr of Triarc and a representative of A&K. Following a long discussion, in response to the Special Committee's proposal on March 26, 1999, Triarc offered to reallocate Columbia's proposed consideration as between Triarc and the General Partners, on the one hand, and the holders of the National Common Units, on the other hand. Accordingly, Triarc proposed that, in consideration for the National MGP's general and subordinated partner interests, it would (i) forego all cash previously offered by Columbia Propane, and (ii) pay to the National OLP an amount under the Triarc Note aggregating the equivalent of $1.90 per National Common Unit, provided that Columbia Propane increased its bid from $9.60 per National Common Unit to $11.50 per National Common Unit. The Special Committee and its advisors conferred separately, and advised Triarc that additional consideration to the holders of National Common Units would be required, so that the holders of National Common Units would receive, at a minimum, aggregate consideration of $12.60 per National Common Unit. After meeting again with its advisors, Triarc offered to further reallocate the proposed consideration being offered. Accordingly, Triarc proposed that, in consideration for the National MGP's general and subordinated partner interests, it would agree to pay to the National OLP an amount under the Triarc Note aggregating the equivalent of $2.40 per National Common Unit, provided that Columbia Propane increase its bid from $9.60 per National Common Unit to $12.00 per National Common Unit. In response, the Special Committee indicated that, subject to receipt of a satisfactory fairness opinion from Lehman Brothers, it would recommend approval of the proposal to the National Board if Triarc agreed to share on a 50%/50% basis any additional consideration for the interests in the National MLP it was able to obtain from Columbia Propane in excess of Columbia Propane's current proposal of $9.60 per National Common Unit. The parties finally agreed to a proposal by which the holders of National Common Units would receive $12.00 cash per National Common Unit plus 50% of any additional consideration for interests in the National MLP that Triarc succeeded in obtaining from Columbia Propane in excess of $9.60 per National Common Unit, to the extent such consideration exceeded an amount equal to $0.50 per National Common Unit (the first $0.50 of such additional consideration would be credited against Triarc's obligation to repay the Triarc
Note), subject to receipt of a satisfactory fairness opinion from Lehman
Brothers.

     On Thursday, April 1, the National Board met. In addition to the National Board members, the Special Committee's legal advisors were in attendance, as were Mr. Kogan and Mr. Schorr. At this meeting, the Special Committee presented a history of the transaction and the negotiations with the various bidders, and the status of discussions regarding price.

     Later in the day on April 1, the National Board met again with the Special Committee, with its legal and financial advisors also present. During the meeting, Mr. Kogan presented an update on the status of discussions with holders of the First Mortgage Notes, and pointed out that, based on his discussions with Columbia Propane, Columbia Propane had agreed to pay a premium of 2 5/8% to the holders of the First Mortgage Notes in connection with the early pre-payment of such First Mortgage Notes, but that Columbia Propane would not pay any additional consideration (per Common Unit). Lehman Brothers then discussed its financial analysis with the National Board, and opined orally (which opinion was subsequently confirmed in writing) that the offered price of $12.00 for each National Common Unit was fair, from a financial point of view, to the holders of National Common Units. Thereafter, the Special Committee recommended to the National Board that it approve the transactions pursuant to which, among other things, Columbia Propane would commence a tender offer for all National Common Units, offering $12.00 in cash for each National Common Unit, and pursuant to which Triarc would pay to the National OLP immediately prior to the closing of the Merger a net of approximately $12.8 million under the Triarc Note, with the remainder of the Triarc Note to be forgiven. The recommendation was unanimously approved by the National Board.

     On Saturday and Sunday, April 3 and April 4, the parties held a series of telephone conference calls regarding open issues relating to the terms of the Purchase Agreement.

     On Monday April 5, following the receipt of the consents of holders of the First Mortgage Notes, the parties finalized and executed the Purchase Agreement.

REASONS FOR THE RECOMMENDATION

     The Special Committee engaged Lehman Brothers to act as its financial advisor in connection with the Offer and the Merger and instructed Lehman Brothers to evaluate, from a financial perspective, the fairness of the consideration to be received by the holders of National Common Units in the Offer and the Merger. On April 1, 1999, Lehman Brothers delivered its opinion to the Special Committee, to the effect that as of such date and based upon and subject to certain matters stated therein, from a financial point of view, the cash consideration of $12.00 per unit to be received by the holders of National Common Units in the Offer and the Merger was fair to the holders of National Common Units.

     THE FULL TEXT OF THE WRITTEN OPINION OF LEHMAN BROTHERS IS INCLUDED AS APPENDIX I TO THIS DOCUMENT, AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF NATIONAL COMMON UNITS MAY READ SUCH OPINION FOR A DISCUSSION OF THE ASSUMPTIONS MADE, FACTORS CONSIDERED AND LIMITATIONS UPON THE REVIEW UNDERTAKEN BY LEHMAN BROTHERS IN RENDERING ITS OPINION. THE FOLLOWING IS A SUMMARY OF LEHMAN BROTHERS' OPINION AND THE METHODOLOGY LEHMAN BROTHERS USED TO RENDER ITS FAIRNESS OPINION.

     No limitations were imposed by the Special Committee on the scope of Lehman Brothers' investigation or the procedures to be followed by Lehman Brothers in rendering its opinion. In arriving at its opinion, Lehman Brothers did not ascribe a specific range of values to the National Common Units but made its determination as to the fairness of the consideration to be received by the holders of National Common Units in the Offer and the Merger on the basis of the financial and comparative analyses described below. Lehman Brothers' advisory services and opinion were provided for the information and assistance of the Special Committee, in connection with its consideration of the Offer and Merger. Lehman Brothers was not requested to opine as to, and its opinion does not address, the National MGP's underlying business decision to proceed with or effect the Offer and Merger.

     In arriving at its opinion, Lehman Brothers reviewed and analyzed:

          (1) a draft of the Purchase Agreement dated March 26, 1999 and the specific terms of the Offer and Merger;

          (2) publicly available information concerning Columbia Energy Group and the National MLP that Lehman Brothers believed to be relevant to its analysis, including, without limitation, each of the periodic reports filed by the National MLP since the IPO on June 26, 1996, including the audited and unaudited financial statements included in such reports and statements;

          (3) financial and operating information with respect to the corporate structure, businesses, operations and prospects of the National MLP as furnished to Lehman Brothers by the National MGP, including financial projections based on the business plan of the National MLP and, in particular:

             (a) certain estimates of propane sales volumes;

             (b) the budget for the fiscal year 1999;

             (c) projected operating cash flow ('EBITDA') for 1999-2003;

             (d) the sensitivity of retail gallons sold to changes in weather;

          (4) a trading history of National Common Units from June 26, 1996 to March 30, 1999, and a comparison of that trading history with those of other companies that Lehman Brothers deemed relevant;

          (5) a comparison of the historical operating and financial results and present financial condition of the National MLP with those of other companies that Lehman Brothers deemed relevant; and

          (6) a comparison of the financial terms of the Offer and Merger with the financial terms of certain other transactions that Lehman Brothers deemed relevant.

     In addition, Lehman Brothers:

          (a) had numerous discussions with the management of both the National MGP and Triarc concerning the National MLP's corporate structure, business, operations, financial condition, assets and growth opportunities; and

          (b) undertook such other studies, analyses and investigations as Lehman Brothers deemed appropriate.

     In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information that was used without assuming any responsibility for independent verification of such information and further relied upon the assurances of the management of the National MLP that it was not aware of any facts or circumstances that would lead them to believe that such information, taken as a whole, was inaccurate or misleading in any material respect. With respect to the National MLP's budget for 1999 that was prepared in November 1998, Lehman Brothers was advised by the National MGP that such budget, at the time it was prepared, was prepared in good faith based on assumptions that, taken as a whole, were within the range of reasonableness. However, for purposes of its analysis, Lehman Brothers also considered certain assumptions and estimates with respect to the future financial performance of the National MLP from 1999 through 2003 and developed certain adjustments to the projections of the National MLP for 1999 and projections for the future financial performance of the National MLP over such period. Lehman Brothers discussed these adjusted projections with management of the National MLP and management agreed that the adjustments, taken as a whole, and adjusted projections were within a range of reasonableness. In arriving at its opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of the National MLP and did not make or obtain any evaluations or appraisals of the assets or liabilities of the National MLP. In addition, Lehman Brothers was not authorized to solicit, and it did not solicit, any indications of interest from any third party with respect to the purchase of all or a part of the National MLP's business. Lehman Brothers' opinion necessarily is based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion letter.

     In rendering its opinion, Lehman Brothers considered the process and negotiations as more fully described in Item 4. Lehman Brothers also considered the current distribution policy of the National MLP and the National Common Unit arrearages that had been accrued to the date of its opinion.

     In connection with rendering its opinion, Lehman Brothers performed certain financial, comparative and other analyses as described below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its fairness opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the National MLP or the National MGP. Any estimates contained in the analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

VALUATION ANALYSIS OF THE NATIONAL MLP

     In conjunction with rendering its opinion, Lehman Brothers prepared a valuation of the National MLP. In determining the valuation of the propane business of the National MLP, Lehman Brothers used the following methodologies: discounted cash flow analysis, comparable company trading analysis and a comparable acquisition analysis. Lehman Brothers also determined the fair market value of the Triarc Note using comparable yields of fixed income instruments with similar credit characteristics. The aforementioned methodologies used to determine the value of the propane business were combined with the determination of the fair market value of the Triarc Note to generate a reference enterprise value range for the National MLP. The enterprise value range was adjusted for appropriate on and off balance sheet assets and liabilities to arrive at an equity value range (in aggregate dollars).

     The various valuation methodologies noted above and the implied equity values derived therefrom are included in the following table. This table should be read together with the more detailed descriptions set forth below. The table alone does not constitute a complete description of the financial and comparative analyses. In particular, in applying the various valuation methodologies to the particular businesses, operations and growth opportunities of the National MLP, and the particular circumstances of the Offer and Merger, Lehman Brothers made qualitative judgments as to the significance and relevance of each analysis. In addition, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the National MLP or the National MGP. Accordingly, the methodologies and the equity values derived therefrom as set forth in the table must be considered as a whole and in the context of the narrative description of the financial analyses, including the assumptions underlying these analyses. Considering the implied equity values without considering the narrative description of the financial analyses, including the assumptions underlying these analyses, could create a misleading or incomplete view of the process underlying, and conclusions represented by, Lehman Brothers' opinion.

                                                                                                          IMPLIED
                                                                                                       EQUITY VALUE
              VALUATION METHODOLOGY                  SUMMARY DESCRIPTION OF VALUATION METHODOLOGY          ($MM)
-------------------------------------------------  -------------------------------------------------   -------------

Discounted Cash Flow Analysis....................  Net present value of projected free cash flows as    $63 -- $138
                                                   accepted by management of the National MGP as
                                                   within the range of reasonableness using various
                                                   growth rates, discount rates and terminal values
Comparable Company Trading Analysis..............  Market valuation benchmark based on the              $38 -- $113
                                                   partnership equity trading multiples and
                                                   enterprise value trading multiples of selected
                                                   comparable propane companies for selected
                                                   financial and asset-based measures
Comparable Acquisitions Analysis.................  Market valuation benchmark based on the              $23 -- $63
                                                   consideration paid in selected comparable propane
                                                   transactions
Total Consideration for National MLP Equity.........................................................    $94 -- $99

     The range of the total consideration for National MLP Equity as indicated in the table above reflects the difference in the estimated fair market value of the Triarc Note of $25.5 million, as determined by Lehman Brothers, and the face amount of the Triarc Note of $30.7 million.

     Discounted Cash Flow Analysis. Lehman Brothers estimated the net present value of the future cash flows expected to be generated by the National MLP as of January 1, 1999 based on an EBITDA growth rate of 1.5% per annum and a range of discount rates. These projections were prepared by Lehman Brothers based on information provided by the National MGP's management and on various industry benchmarks and assumptions provided by and discussed with the National MGP's management and agreed to by the National MGP as being within the range of reasonableness. The two cases of projections are referred to as Case A and Case B.

     Case A is based on the 1999 fiscal year budget prepared by the National MGP which has budgeted EBITDA of $25.4 million. This budget is based on the National MGP's view of 'normalized' weather, volumes and margins. Lehman Brothers used an EBITDA growth rate of 1.5% per annum for the 2000-2003 period. Interest income and expense and other income were based on the National MGP Five-Year Plan dated September 9, 1998 (the 'Plan'). Capital expenditures were based on the Plan and adjusted for incremental lease expense that was not included in EBITDA.

     Case B projections are based on Lehman Brothers' subjective assessment of 'normalized' EBITDA for the Partnership. In deriving these projections, Lehman Brothers reviewed the following: the National MLP's historical and projected financial performance; Wall Street research for comparable propane partnerships; and the correlation between degree days and retail volume. This review resulted in Lehman Brothers' subjective assessment of 'normalized' 1999 EBITDA for the National MLP in the range of $22.0 to $23.0 million. Lehman Brothers used the same 1.5% per annum annual EBITDA growth rate for Case B for the 2000-2003 period as was used in Case A. Interest income and expense and other income were based on the Plan. Capital expenditures were based on the Plan and adjusted for incremental lease expense that was not included in EBITDA.

     Lehman Brothers used discount rates ranging from 8% to 12% and terminal value EBITDA multiples of 9.0x to 11.0x. The discount rates were based on Lehman Brothers' view of the weighted average cost of capital for similar companies in the propane industry. The terminal value multiples were selected based on the current trading multiples of similar publicly traded companies and from the multiples in selected acquisitions of similar companies. The discounted cash flow analysis resulted in implied equity values ranging from $63 million to $138 million.

     Comparable Company Trading Analysis. Lehman Brothers reviewed the public stock market trading multiples for selected propane master limited partnerships including AmeriGas Partners, L.P.; Cornerstone Propane Partners, L.P.; Ferrellgas Partners, L.P.; Heritage Propane Partners, L.P.; Star Gas Partners, L.P. and Suburban Propane Partners, L.P. Using publicly available information, Lehman Brothers calculated and analyzed the market capitalization multiples and 'adjusted' market capitalization multiples of certain historical and projected financial and operating criteria such as EBITDA, distributable cash flow, cash flow from operations and retail gallons sold. The market capitalization of each company was obtained by adding its long-term debt to the market value of all the partnership units, assuming all classes of equity are valued on a per unit equivalent to the publicly traded common units, and subtracting the cash balance. The 'adjusted' market capitalization is similar with the only exception being that the subordinated units were valued at 75% of the per unit equivalent value of the publicly traded common units ('adjusted equity value'). The appropriate market capitalization to latest twelve months ('LTM') EBITDA, projected 1999 EBITDA and LTM retail gallons sold multiple ranges were determined to be 10.0x to 11.0x, 9.5x to 10.0x and $1.15 to $1.75, respectively. The appropriate equity value to LTM distributable cash flow and LTM cash flow from operations multiples were determined to be 10.0x to 12.0x and 8.5x to 10.0x, respectively. The appropriate adjusted market capitalization to LTM EBITDA, projected EBITDA and LTM retail gallons sold multiples were determined to be 9.0x to 10.0x, 8.5x to 9.5x and $1.11 to $1.65, respectively. The appropriate adjusted equity value to LTM distributable cash flow and LTM cash flow from operations multiples were determined to be 8.5x to 10.5x and 7.5x to 9.0x, respectively.

     The comparable company trading analysis methodology yielded valuations for the National MLP that imply an equity value range of $63 million to $113 million based on market capitalization multiples and $38 million to $88 million based on 'adjusted' market capitalization multiples. However, because of the inherent differences between the businesses, operations and prospects of the National MLP and the businesses, operations and prospects of the companies included in the comparable company group, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis and, accordingly, also made qualitative judgments concerning differences between the characteristics of these companies and the National MLP that would affect the public trading values of the National MLP and such comparable companies.

     Comparable Acquisitions Analysis. Lehman Brothers reviewed certain publicly available information on selected propane transactions which were announced or consummated from August 1989 to March 1999 including, but not limited to, Cornerstone / Propane Continental, Star Gas / Pearl Gas, Ferrellgas / Skelgas, Northwestern Growth (Empire Energy) / Synergy (Retail Outlets), Northwestern Growth / Synergy, Petroleum Heat & Power / Star Gas, Ferrellgas / Star Gas (Southeast), Ferrellgas / Vision Energy, Thermogas (MAPCO) / Emro Propane, Empire Gas / PSNC Propane, Empire Energy Management / Empire Energy, UGI (AmeriGas) / AP Propane, and QFB Partners (Quantum) / Petrolane. For each transaction, relevant transaction multiples were analyzed including the total purchase price (equity purchase price plus assumed obligations) divided by:

          (1) LTM EBITDA; and

          (2) retail gallons on a dollar per gallon basis, where available.

     The appropriate LTM EBITDA multiple ranges were determined to be 6.0x to 8.5x. The appropriate retail gallon multiple ranges were determined to be $1.25 to $1.50 per gallon, respectively.

     The comparable acquisitions analysis methodology yielded valuations for the National MLP that imply equity values ranging from $23 million to $63 million. However, because the market conditions, rationale and circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between the businesses, operations and prospects of the National MLP and the acquired businesses analyzed, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis and, accordingly, also made qualitative judgments concerning differences between the characteristics of these transactions and the Offer and Merger that would affect the acquisition values of the National MLP and such acquired companies.

COMMON UNIT VALUATION ANALYSIS

     As a result of the National MLP's multiple classes of equity, Lehman Brothers' analysis of the fairness from a financial point of view, of the consideration to be received by the holders of National Common Units in the Offer included considering the allocation of the total equity value of the National MLP among the unsubordinated general partner interest, the subordinated general partner interest and the limited partner interest (i.e., the interest attributable to the holders of National Common Units). Regarding the allocation of the equity value to the National Common Units, Lehman Brothers considered the following: (i) discounted cash flows to the National Common Units under two cases of projections ('Discounted Equity Cash Flow Analysis'); (ii) two recent comparable transactions involving the purchase of non-public subordinated units from the general partner ('Comparable Subordinated Unit Transactions') as applied to the total equity consideration offered by Columbia; and (iii) the value that would be attributable to the National Common Units in a liquidation scenario (pursuant to Article 6.1(c)(ii) of the National MLP Partnership Agreement) ('Liquidation Analysis') based on the total equity consideration offered by Columbia Propane. Lehman Brothers also performed a historical trading analysis and a merger premium analysis to determine the fairness of the consideration to be received by the holders of National Common Units. Except for the Liquidation Analysis, the implied per unit equity values derived using the various valuation methodologies described above all supported the conclusion that the consideration to be received by the holders of National Common Units in the Offer and Merger is fair to the holders of National Common Units from a financial point of view.

     The various allocation methodologies noted above and the implied per unit equity values derived therefrom are included in the following table. This table should be read together with the more detailed descriptions set forth below. The table alone does not constitute a complete description of the financial and comparative analyses. In particular, in applying the various valuation methodologies to the particular businesses, operations and growth opportunities of the National MLP, and the particular circumstances of the Offer and Merger, Lehman Brothers made qualitative judgments as to the significance and relevance of each analysis. In addition, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the National MLP or the National MGP. Accordingly, the methodologies and the per unit equity values derived therefrom as set forth in the table below must be considered as a whole and in the context of the narrative description of the financial analyses, including the assumptions underlying these analyses. Considering the implied per unit equity values without considering the narrative description of the financial analyses, including the assumptions underlying these analyses, could create a misleading or incomplete view of the process underlying, and conclusions represented by, Lehman Brothers' opinion.

                              ALLOCATION METHODOLOGY                                  IMPLIED EQUITY VALUE PER UNIT
-----------------------------------------------------------------------------------   ------------------------------

Discounted Equity Cash Flows
     Case A........................................................................          $10.69 -- $12.54
     Case B........................................................................           $8.03 -- $9.43
Comparable Subordinated Unit Transactions..........................................          $9.93 -- $11.72
Liquidation Analysis...............................................................          $13.40 -- $14.14
Consideration to be received by the holders of National Common Units in the Offer
  and Merger.......................................................................               $12.00

     Discounted Equity Cash Flow Analysis. Lehman Brothers used the aforementioned Case A and Case B projections to determine the cash flows that would inure under each case to the various equity classes. Lehman Brothers used equity discount rates ranging from 14% to 16% and similar capitalization rates based on equity cash flows in year five. The discount rates were based on Lehman Brothers' assessment of the cost of equity capital for the Partnership and similar companies in the propane industry.

     The Lehman Brothers equity cash flow analysis indicated a range of $10.69 to $12.54 per National Common Unit and $8.03 to $9.43 per National Common Unit for the Case A and Case B projections, respectively.

     Comparable Subordinated Unit Transactions. Lehman Brothers reviewed two recently announced/completed transactions whereby subordinated units were purchased in a transaction from the partnerships' respective general partners. These two transactions were the July 17, 1998 indirect acquisition of subordinated units by the Ferrellgas Companies, Inc. Employee Stock Ownership Trust from trusts affiliated with James E. Ferrell and the November 30, 1998 announced restructuring of Suburban Propane Partners, L.P. whereby subordinated units owned by Suburban's general partner will be purchased by the partnership as part of a recapitalization. In these two transactions, the value received for the subordinated/general partner interests was calculated as between 37% and 53% of the per unit equivalent of the common unit value on the day prior to the announcement of the transaction. However, because the market conditions, rationale and circumstances surrounding both of these transactions were specific to each transaction and because of the inherent differences between the businesses, operations and prospects of the Partnership and the partnerships involved in the transactions analyzed, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis and, accordingly, also made qualitative judgments concerning differences between the characteristics of these transactions and the Offer and Merger that would affect the acquisition values of the Partnership's equity and such acquired equity.

     In allocating the total consideration offered by Columbia Propane for the equity value of the National MLP between the various classes, Lehman Brothers used a range of 35% to 55% of the equivalent per common unit value for purposes of determining the value of the subordinated/general partner interests. Using the comparable subordinated unit transaction allocation methodology and the total equity consideration offered by Columbia Propane of $99 million, the implied per National Common Unit equity values ranged from $10.48 to $11.72. Using the comparable subordinated unit transaction allocation methodology and the total equity consideration offered by Columbia Propane of $94 million (this reduced amount reflecting the estimated fair market value of the Triarc Note of $25.5 million rather than the face amount of $30.7 million), the implied per National Common Unit equity values ranged from $9.93 to $11.10.

     Liquidation Analysis. Lehman Brothers reviewed Article 6.1(c)(ii) of the National MLP Partnership Agreement which relates to the distribution of proceeds in the event of a liquidation. While the Offer and Merger is not a liquidation as defined in the National MLP Partnership Agreement, and the holders of National Common Units do not have the right to initiate a liquidation, the liquidation provisions of the Partnership Agreement are the only provisions that directly address the allocation of consideration between the various equity classes.

     Using the liquidation analysis allocation methodology and the total equity consideration offered by Columbia Propane of $99 million, the implied per National Common Unit equity value is $14.14. Using the liquidation analysis allocation methodology and the total equity consideration offered by Columbia Propane of $94 million (this reduced amount reflecting the estimated fair market value of the Triarc Note of $25.5 million rather than the face amount of $30.7 million), the implied per National Common Unit equity value is $13.40.

     Historical Trading Analysis. Lehman Brothers reviewed the daily historical closing prices of the National Common Units for the period from June 26, 1996 to March 30, 1999. Lehman Brothers calculated the closing National Common Unit prices based on 5, 10, 20, 30, 60, 120 and 260 trading day averages, respectively, as of March 30, 1999. The following table summarizes the historical trading analysis for such period.

                                                                              AS OF MARCH 30, 1999
                                                                    ----------------------------------------
                                                                                   PREMIUM BASED ON $12.00
                                                                                 PER UNIT PRICE IN THE OFFER
                                                                    UNIT PRICE           AND MERGER
                                                                    ----------   ---------------------------
Closing Price....................................................     $ 7.00                   71.4%
10-Day Average...................................................     $ 5.92                  102.7%
20-Day Average...................................................     $ 5.60                  114.3%
30-Day Average...................................................     $ 5.47                  119.4%
60-Day Average...................................................     $ 5.84                  105.5%
120-Day Average..................................................     $ 6.63                   81.1%
260-Day Average..................................................     $11.61                    3.4%
Since 10/21/98(a)................................................     $ 6.45                   86.1%
Since 1/29/99(b).................................................     $ 5.49                  118.6%

------------

 (a) Represents the average closing price per National Common Unit since the announcement that the National Common Unit distribution would be reduced from $0.525 per unit to $0.2625 per unit with respect to the third quarter of 1998.

 (b) Represents the average closing price per National Common Unit since the announcement that all National Common Unit distributions would be eliminated with respect to the fourth quarter of 1998 and that the National MGP was continuing to examine strategic alternatives with respect to the National MLP.

     Premiums Analysis. Lehman Brothers reviewed certain publicly available information on selected cash transactions between $7 and $15 per share, selected natural resources transactions and selected MLP transactions. The following table summarizes the premiums paid in those selected transactions.

                                                                                               PREMIUM PAID
                                                                                            VERSUS PRIOR PRICE
                                                                                        --------------------------
                                                                                        1 DAY    1 WEEK    1 MONTH
                                                                                        -----    ------    -------
SELECTED CASH TRANSACTIONS(a)
     Mean............................................................................    28.9%     34.5%     40.1%
     Median..........................................................................    21.6%     29.0%     30.4%
NATURAL RESOURCE TRANSACTIONS
     Mean............................................................................    36.2%     41.5%     37.8%
     Median..........................................................................    29.4%     31.8%     26.1%
MLP TRANSACTIONS
     Mean............................................................................    32.2%     34.5%     38.4%
     Median..........................................................................    32.1%     34.4%     38.0%
NATIONAL COMMON UNIT CONSIDERATION ($12.00 PER UNIT).................................    71.4%    125.9%    143.0%
PARTNERSHIP DATA.....................................................................   $7.00     $5.31      $4.94

------------

(a) Selected cash transactions between $7 and $15 per share from January 1, 1997 to February 15, 1999.

     Lehman Brothers is an internationally recognized investment banking firm engaged in, among other things, the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Special Committee of the Board of Directors of National MGP selected Lehman Brothers because of its expertise, reputation and familiarity with the National MLP, the propane industry and master limited partnerships and because its investment banking professionals have substantial experience in transactions comparable to the Offer and Merger.

     Pursuant to the terms of an engagement letter agreement, dated January 20, 1999, between Lehman Brothers and the Special Committee, the National OLP will pay Lehman Brothers a fee of $1,000,000. In addition, the Special Committee, on behalf of the National MGP (in its capacity as managing general partner of the National MLP), has agreed to reimburse Lehman Brothers for its reasonable expenses (including, without limitation, professional and legal fees and disbursements) incurred in connection with its engagement, and to indemnify Lehman Brothers and certain related persons against certain liabilities in connection with its engagement, including certain liabilities which may arise under federal securities laws.

     In the ordinary course of its business, Lehman Brothers actively trades in the equity securities of the National MLP and Triarc for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

     National Propane Corporation Special Committee. On April 1, 1999, the Special Committee determined that the Transaction was in the best interests of the holders of the National Common Units (other than the National MGP) and recommended the approval of the Offer and the Merger by the National Board. In reaching this conclusion, the Special Committee considered the benefits offered by the Offer and the Merger and weighed them against the risks associated with the Offer and the Merger. While the Special Committee did not consider the risks associated with the Offer and the Merger to be insubstantial, it ultimately concluded that these risks were outweighed by the potential benefits of the Offer and the Merger to the holders of National Common Units. In reaching this determination, the Special Committee relied, among other things, on the accuracy of the representations and warranties of Columbia Propane, the National MLP, the National MGP and Triarc to be made in the Purchase Agreement, the opinions and views of officers of the National MGP and the advice of the Special Committee's financial and legal advisors.

     The factors considered by the Special Committee in reaching its decision included, among others, the following: (a) the historical financial performance of the National MLP, (b) the financial prospects of continuing to operate the National MLP as an independent company, (c) projections of cash available for distribution to the holders of the National Common Units, (d) the historical trading prices on the New York Stock Exchange of the National Common Units and the amount of the premium being offered to the holders of the National Common Units in the Offer and the Merger, (e) possible alternative acquirers for the National MLP, (f) the terms of the National MLP Partnership Agreement, and (g) the valuation analyses performed by Lehman Brothers.

     As a result of the foregoing considerations, the Special Committee's discussions with the management of the National MGP, the Special Committee's other inquiries and the advice of its legal and financial advisors, the Special Committee identified the following factors, among others, in support of its recommendation to approve the Offer and the Merger: (a) the National MLP is not a core part of Triarc's business, (b) the National MLP has been known for some time within its industry to be available for acquisition and no proposal has been made to acquire the National MLP on terms that are more favorable to the holders of the National Common Units than those contained in the Offer and the Merger, (c) the consideration being paid to the General Partners for the General Partner Interests is reasonable considering the rights and privileges associated with the General Partner Interests under the terms of the National MLP Partnership Agreement, (d) Lehman Brothers, financial advisor to the Special Committee, has opined that, as of April 1, 1999, the consideration being offered to the National Common Unit holders is fair to them from a financial point of view, (e) the National MLP's recent operating results, (f) the National MLP's forecasted non-compliance with covenants under the Credit Agreement, and (g) the Purchase Agreement allows the National MGP to entertain other unsolicited acquisition proposals received prior to the date of acceptance of the tender offer and to terminate the Purchase Agreement upon payment of a termination fee of $3.0 million if the Special Committee determines that a possible alternative transaction is more beneficial to the holders of the National Common Units than the Offer and the Merger and the payment of a topping fee equal to $6.0 million (inclusive of the termination fee) if within 12 months following termination of the Purchase Agreement an alternative transaction is consummated which is more beneficial to the holders of the National Common Units than the Offer and the Merger.

     In making its recommendation, the National Board considered the recommendations of the Special Committee and the opinion of Lehman Brothers, as well as each of the factors described above. In view of the wide variety of factors that they considered, the Special Committee and the National Board did not consider it practical to, nor did they attempt to, quantify or otherwise assign relative weights to the specific factors they considered in reaching their decisions.

UNCERTAINTIES ASSOCIATED WITH PROJECTIONS

     Management of the National MLP advised Lehman Brothers that the National MLP has consistently experienced difficulties in attaining projected financial results. In addition, management advised Lehman Brothers that any projected results may differ substantially from actual results because of a number of risks and uncertainties including, but not limited to, the following: changes in wholesale propane prices; regional weather conditions; the ability to attract and retain customers; general economic conditions; competition from other energy sources and within the propane industry; success of operating initiatives; development and operating costs; advertising and promotional efforts; the existence or absence of adverse publicity; change in business strategy or development plans; quality of management; availability, terms and deployment of capital; business ability and judgment of personnel; availability of qualified personnel; labor and employee benefit costs; the success of the National MLP in identifying systems and programs that are not yet Year 2000 compliant; unexpected costs associated with Year 2000 compliance or the business risk associated with Year 2000 non-compliance by customers and/or suppliers; changes in, or failure to comply with, governmental regulations (including accounting standards, environmental laws and taxation requirements); and the costs, uncertainties and other effects of legal and administrative proceedings and other risks and uncertainties.

THE SPECIAL COMMITTEE, CONFLICTS OF INTEREST AND FIDUCIARY DUTY

     The National Board believes that the Offer and the Merger are fair to and in the best interests of holders of National Common Units. However, conflicts of interest were present in negotiating and structuring the transaction and in determining the allocation of the consideration to be received by the holders of National Common Units, on the one hand, and the General Partners, on the other hand. Triarc,the parent of National MGP, has differing interests in the National MLP from you. Triarc's interests in the National MLP consist of unsubordinated general partner interests and subordinated units representing subordinated general partner interests, which are different interests than those owned by the holders of National Common Units. It is in Triarc's interest to maximize the consideration it receives for its interests. In general, since the amount to be paid by the Purchaser in the Transactions will not change, any consideration to be received by Triarc reduces the consideration to be received by holders of National Common Units. Each member of the Board of Directors is or was either an officer or director of Triarc or a subsidiary of Triarc, or has had business relationships with Triarc, a subsidiary of Triarc, or members of Triarc's Board of Directors.

     The National Board utilized the Special Committee and its legal and financial advisors on behalf of the holders of National Common Units primarily
(i) to mitigate the conflict of interest between the National MGP and the holders of the National Common Units in determining the appropriate amount of consideration each would receive in the transactions contemplated by the Purchase Agreement, and (ii) to assist the National Board in determining whether to recommend approval of the Offer and the Merger to holders of National Common Units. Mr. Ryckman, the sole member of the Special Committee, currently serves as a member of the National Board and serves as chairman and/or director of a number of other companies. From 1986-1988, Mr. Ryckman served on the Board of Directors of Triangle Industries, Inc., a public company then controlled by Mr. Nelson Peltz and Mr. Peter May. Messrs. Peltz and May are directors of the National MGP and serve, respectively, as Chairman and Chief Executive Officer and President and Chief Operating Officer, as well as directors of Triarc. Messrs. Peltz and May have each invested in private investment funds managed by Mr. Ryckman and each currently owns investments with a cost basis of approximately $100,000 in such a fund. For his service on the Special Committee, Mr. Ryckman will be paid a fee of $50,000 plus $750 per meeting of the Special Committee and will be reimbursed for his out-of-pocket expenses related to his service on the Special Committee. He will also be entitled to, as are all members of the National Board, certain rights of indemnification by the National MGP that have been guaranteed by Triarc.

     In appointing the Special Committee and its advisors in connection with the transactions contemplated by the Purchase Agreement, the National MGP did not intend to undertake, and the disclosures in this Schedule should not be read to create, a duty to ensure on behalf of the holders of National Common Units that the terms of the Offer and the Merger are fair to holders of National
Common Units. The Delaware Chancery Court, in dismissing a recent action against Plum Creek Timber Company, L.P., another publicly traded Delaware limited partnership, and its general partner, held that a partnership agreement can limit the nature, scope and applicability of fiduciary duties that would otherwise apply. The Delaware Chancery Court held that the partnership agreement in the Plum Creek case did have such an effect. In particular, that agreement, like the National MLP Partnership Agreement, gave the general partner the unilateral right to submit the proposed transaction to holders of common units in its sole discretion. In this case, however, the Offer is conditioned on the valid tender of at least a majority of the outstanding National Common Units.

     Federal securities rules require full and accurate disclosure of the Offer, the Merger, and the other transactions contemplated by the Purchase Agreement, including disclosure regarding the basis for a belief as to the fairness of the Offer and the Merger. The National MLP, the National MGP and their respective officers and directors do not disclaim any duties imposed upon them under the Federal securities laws.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     On January 20, 1999, the Special Committee of the National Board engaged Lehman Brothers as its exclusive financial advisor for the purpose of providing financial advisory services to the Special Committee in connection with a potential sale of the National MLP. In consideration of such services, the Special Committee, on behalf of the National MGP (in its capacity as managing general partner of the National MLP) agreed to pay Lehman Brothers (i) a retainer of $400,000 payable on execution of the engagement letter and (ii) an additional fee of $600,000 payable upon delivery of a written opinion to the Special Committee with respect to the fairness, from a financial point of view, to the holders of National Common Units of the National MLP that are unaffiliated with the National MGP of the consideration to be received in a potential transaction by such unitholders. The Special Committee in such capacity has agreed to pay Lehman Brothers' reasonable expenses incurred in connection with its engagement; provided that expenses in excess of $50,000 shall require the consent of the Special Committee. In addition, the Special Committee in such capacity has agreed to customary indemnification provisions arising out of certain liabilities that may be incurred by Lehman Brothers.

     On March 18, 1999, the National OLP retained DLJ to render financial advisory services in connection with the solicitation of consents, waivers or authorizations from holders of the First Mortgage Notes relating to the prepayment provisions of the First Mortgage Notes. The National OLP agreed to pay DLJ a cash fee equal to (i) 0.50% of the principal amount of the First Mortgage Notes plus (ii) an additional cash compensation equal to 25% of the difference between 105% of the principal amount of the First Mortgage Notes less the actual prepayment price. These fees amount to $625,000 and $742,188, respectively, for an aggregate of $1,367,188, and are payable upon execution and delivery by all of the holders of First Mortgage Notes (or such lesser amount acceptable to the National OLP) of a consent, waiver or authorization and the prepayment of the First Mortgage Notes pursuant to such consent. The National OLP has agreed to pay all reasonable out-of-pocket expenses incurred by DLJ, including all reasonable fees and expenses of counsel to DLJ in connection with its retention (provided that such fees and expenses will not exceed $40,000 without prior approval of the National OLP). In addition, the National OLP agreed to customary indemnification provisions arising out of certain liabilities that may be incurred by DLJ.

     Neither the National MLP nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger. Mr. Ryckman will receive a fee of $50,000 plus a fee of $750 per meeting of the Special Committee for his service on the Special Committee. In addition, he will be reimbursed for his out-of-pocket expenses related to such service and is entitled to, as are all members of the National Board, certain rights of indemnification by the National MGP that have been guaranteed by Triarc.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) During the past sixty days, no transactions in the National Common Units have been effected by the National MLP or, to the best of the National MLP's knowledge, by any affiliate or subsidiary of the National MLP or any executive officer or director of the National MGP.

     (b) To the best of the National MLP's knowledge, all of its affiliates or subsidiaries and all of the executive officers and directors of the National MGP currently intend to tender all National Common Units which are held of record or beneficially owned by such persons pursuant to the Offer, other than National Common Units, if any, held by such persons which, if tendered, could cause such person to incur liability under the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

(a) Negotiations.

     Except as set forth in this Schedule, no negotiation is being undertaken or is underway by the National MLP, the National MGP or Triarc in response to the Offer which relates to or would result in: (i) an extraordinary transaction, such as a merger or reorganization, involving the National MLP or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the National MLP or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the National MLP; or (iv) any material change in the present capitalization or dividend policy of the National MLP.

(b) Transactions and Other Matters.

     Except as set forth in this Schedule, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in
Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     In connection with Columbia Propane's confirmatory due diligence, Triarc provided Columbia Propane with the budget of the National MLP for the 1999 fiscal year. The budget was prepared by the National MLP's management in the ordinary course of its annual budgeting processes. The budget has not been revised or updated since the date it was provided to Columbia Propane. A summary of selected information from the budget has been filed as part of Exhibit 5 to this Schedule 14D-9.

     In addition, Triarc provided Columbia Propane with the National MGP's Consolidated Five-Year Plan (the 'Plan') for the years ended December 31, 1999 through 2003. The Plan was prepared in September 1998, prior to the November 1998 preparation of the 1999 budget. The Plan was prepared on a consolidated basis (i.e., each individual operating unit was not specifically forecasted). In addition, the Plan was prepared assuming normal weather patterns in the areas of the National MLP's operations and annual growth rates of approximately 2% to 4%. A summary of selected information from the Plan has been filed as part of Exhibit 5 to this Schedule 14D-9.

     Neither the budget nor the Plan is publicly available and both were prepared for internal purposes only. They were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections and such information has been filed only because it was provided to Columbia Propane. The budget and the Plan are based upon a variety of estimates and assumptions relating to the business of the Partnership, general business and economic conditions and other matters, many of which are inherently uncertain or beyond the National MLP's control, and does not take into account any change in ownership of the National MLP or any changes to the National MLP's operations or capital structure which may result therefrom. Among the assumptions reflected in the budget and the Plan are: (i) the passing on to the consumers of changes in the cost of propane in order to maintain certain average margins and (ii) that normal degree-day weather patterns will prevail. It is not possible to predict whether the assumptions made in preparing the budget and the Plan will be valid. Realization of the budget and the Plan is subject to significant financial, market, economic and competitive uncertainties and contingencies, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the National MLP. Accordingly, there can be no assurance that the budget or the Plan will be realized, or that the actual results will not vary materially from those of the budget. The inclusion of the budget should not be regarded as a representation by the National MLP Partnership or any of its affiliates or representatives that the budget or the Plan or any aspect thereof will be achieved.


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     It should be noted that the projected results of the Plan and the 1999
Budget are not historical facts and constitute 'forward-looking statements' within the meaning of the Private Securities Litigation Reform Act of 1995 (the 'Reform Act'). The safe harbor for forward looking statements provided in the Reform Act is not available to statements made in connection with a tender offer. However, holders of National Common Units should be aware that any forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the National MLP to be materially different from any future results, performance or achievements expressed or implied by the projections. Such factors, many of which are beyond the control of the National MLP, include, but are not limited to, the following: changes in wholesale propane prices; regional weather conditions; the ability to attract and retain customers; general economic conditions where the National MLP operates; competition from other energy sources and within the propane industry; success of operating initiatives; development and operating costs; advertising and promotional efforts; the existence or absence of adverse publicity; change in business strategy or development plans; quality of management; availability, terms and deployment of capital; business ability and judgment of personnel; availability of qualified personnel; labor and employee benefit costs; the success of the National MLP in identifying systems and programs that are not yet Year 2000 compliant; unexpected costs associated with Year 2000 compliance or the business risk associated with Year 2000 non-compliance by customers and/or suppliers; changes in, or failure to comply with, government regulations (including accounting standards, environmental laws and taxation requirements); the costs, uncertainties and other effects of legal and administrative proceedings and other risks and uncertainties referred to in the National MLP's Form 10-K and other current and periodic filings by the National MLP.

     On April 15, 1999, the National MLP filed its Annual Report on Form 10-K for the fiscal year ended December 31, 1998. The independent auditors report with respect to the National MLP's financial statements for the year ended December 31, 1998 contained an explanatory paragraph concerning substantial doubt as to the Partnership's ability to continue as a going concern. In addition, the notes to such financial statements state that:

          'The [National MLP's] continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to comply with the terms and covenants of its debt agreements, to obtain additional financing or refinancing as may be required, and ultimately to attain successful operations. To successfully achieve these objectives, the [National MLP] believes the [National MLP sale] is the most viable alternative. If the [National MLP sale] is not consummated and the Lenders are unwilling to extend or modify the February Waiver, the [National MLP] could seek to otherwise refinance its indebtedness, (ii) the [National MGP] might consider buying the banks' loans to the [National OLP] ($15,997,000 principal amount outstanding at December 31, 1998, (iii) the [National MLP] could pursue other potential purchasers of the [National MLP] or (iv) the [National MLP] could be forced to seek protection under Federal bankruptcy laws.'

     The National MLP is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning the National MGP's directors and officers, their remuneration, options granted to them and the principal holders of the National Common Units, is filed with the SEC. Such reports and other information should be available for inspection at the SEC, and copies thereof should be obtainable from the SEC. Such material should also be available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

     (1) Purchase Agreement, dated as of April 5, 1999, by and among the Purchaser, Purchaser General Partner, Purchaser Holdings, the National MLP, the National MGP, the National SGP and Triarc.*

     (2) Joint Press Release issued by Columbia Propane Corporation and National Propane Partners, L.P. on April 5, 1999.**

     (3) Letter to holders of National Common Units of the National MLP dated April 15, 1999.'D'





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
     (4) Payment Guaranty dated April 5, 1999 of Columbia Energy Group in favor of the National MGP.*

     (5) Summary of One-Year and Five-Year Financial Projections of the National MLP.

     (6) Opinion of Lehman Brothers dated April 1, 1999.'D'

     (7) Indemnification Agreement, made effective as of September 25, 1996, between National Propane Corporation and Frederick W. McCarthy.*

     (8) Indemnification Agreement, made effective as of September 25, 1996, between National Propane Corporation and Willis G. Ryckman.*

     (9) Indemnification Agreement, made effective as of April 24, 1993, between National Propane Corporation and Nelson Peltz.*

     (10) Indemnification Agreement, made effective as of April 24, 1993, between National Propane Corporation and Peter W. May.*

     (11) Indemnification Agreement, made effective as of April 24, 1993 between National Propane Corporation and Ronald D. Paliughi.*

     (12) Guaranty Agreement dated as of March 23, 1999 between Triarc Companies, Inc. and Nelson Peltz.

     (13) Guaranty Agreement dated as of March 23, 1999 between Triarc Companies, Inc. and Peter May.

     (14) Guaranty Agreement dated as of March 10, 1999 between Triarc Companies, Inc. and Frederick W. McCarthy.

     (15) Guaranty Agreement dated as of March 10, 1999 between Triarc Companies, Inc. and Willis G. Ryckman.

     (16) Guaranty Agreement dated as of March 10, 1999 between Triarc Companies, Inc. and Ronald D. Paliughi.
------------

  * Filed with the National MLP's Current Report on Form 8-K dated April 14, 1999 and incorporated herein by reference.

 ** Filed with the National MLP's Current Report on Form 8-K dated April 6, 1999 and incorporated herein by reference.

 'D'  Included in copies mailed to holders of National Common Units.




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
                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 15, 1999

                                          NATIONAL PROPANE PARTNERS, L.P.

                                          By: National Propane Corporation, its
                                            Managing General Partner

                                          By:      /s/ RONALD R. ROMINIECKI
                                               .................................
                                               NAME: RONALD R. ROMINIECKI
                                               TITLE:  PRESIDENT AND CHIEF
                                                  OPERATING OFFICER

                                       39


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